Form 10-K, Exhibit 13
period 1997-10-31
NUMEREX CORP /PA/
filed 1998-01-29
CIK 870753

EXHIBIT 13


Pursuant to Note 2 of Instruction G(2) to Form 10-K, in response to Item 6. Selected Financial Data, "Selected Consolidated Financial Data" set forth on page 10 of the Company's 1997 Annual Report to Shareholders, and in response to
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth on pages 11-18 of the Company's 1997 Annual Report to Shareholders are being filed in electronic format. No other sections of the Company's 1997 Annual Report to Shareholders shall be deemed "filed" as part of this filing.

                      Selected Consolidated Financial Data






                                                                                    Year Ended October 31,
                                                         --------------------------------------------------------------------------
                                                          1997             1996             1995            1994              1993
                                                         ------           ------           ------           ------           ------
                                                                           (in thousands, except per share data)

Statement of Income Data:
Net Sales:
     Derived Channel Systems                      (Pound)10,594    (Pound)13,258    (Pound)14,879    (Pound)15,645    (Pound) 9,048
     Intrusion alarm, broadband, and network
          management products                             7,082            4,934            6,166            5,592            1,247
                                                         ------           ------           ------           ------           ------
     Total net sales                                     17,676           18,192           21,045           21,237           10,295
     Cost of sales                                       (8,830)          (9,961)          (8,432)          (8,405)          (5,360)
     Inventory obsolescence charge                           --           (1,473)              --               --               --
                                                         ------           ------           ------           ------           ------
     Gross profit                                         8,846            6,758           12,613           12,832            4,935
     Selling, general, administrative and other          (7,496)          (7,716)          (5,715)          (3,889)          (1,265)
     Special charges                                         --           (2,721)              --               --               --
                                                         ------           ------           ------           ------           ------
     Operating income (loss)                              1,350           (3,679)           6,898            8,943            3,670
     Net interest and other income (expense)              1,513            1,069              773               71              (78)
                                                         ------           ------           ------           ------           ------
     Income (loss) before income taxes                    2,863           (2,610)           7,671            9,014            3,592
     Income taxes                                          (676)            (995)          (2,531)          (3,129)          (1,128)
                                                         ------           ------           ------           ------           ------
     Net income (loss)                            (Pound) 2,187    (Pound)(3,605)   (Pound) 5,140    (Pound) 5,885    (Pound) 2,464
                                                         ======           ======           ======           ======           ======
     Earnings (loss) per share                    (Pound)  0.20    (Pound) (0.31)   (Pound)  0.48    (Pound)  0.62    (Pound)  0.35
                                                         ======           ======           ======           ======           ======
     Weighted average shares outstanding                 11,077           11,532           10,633            9,449            7,021
     Working capital                              (Pound)21,667    (Pound)23,187    (Pound)28,252    (Pound) 7,741    (Pound) 2,642
     Total assets                                 (Pound)32,509    (Pound)29,982    (Pound)37,353    (Pound)17,115    (Pound) 8,576
     Long-term debt, less current portion         (Pound) 2,688    (Pound)    --    (Pound)    --    (Pound)    12    (Pound)    70
     Shareholders' equity                         (Pound)27,034    (Pound)26,300    (Pound)32,076    (Pound)10,389    (Pound) 4,251

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

General

The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended October 31, 1997, 1996 and 1995. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and the other financial information included elsewhere in this report.

Overview

The Company's history began on July 13, 1992 when Bronzebase acquired 90% of the outstanding stock of Versus Technology UK and certain proprietary intellectual property rights, including rights to Derived Channel technology and the rights to market such technology in certain countries, including the United Kingdom. Bronzebase acquired the remaining Versus Technology UK stock in September 1993. In February 1994, as a result of a stock exchange, Bronzebase and its subsidiary, Versus Technology UK, became subsidiaries of NumereX Corp. For financial reporting purposes, the Company's results of operations prior to the date of the Stock Exchange are those of Bronzebase and its predecessor, Versus Technology UK.

     In July 1994, the Company completed the stock for stock acquisition of DA Systems. Because the shareholders of the Company and DA Systems were substantially the same prior to the acquisition, the historical financial statements for the Company have been restated to combine the Company with DA Systems for all periods subsequent to July 28, 1993, the date on which common control first existed. DA Systems was subsequently sold in May 1997. In July 1994 and November 1994, the Company acquired the assets comprising its Digilog and DCX Systems subsidiaries, respectively. These acquisitions were cash transactions and have been recorded under the purchase accounting method.

     In February 1997, the Company acquired 100% of the outstanding common stock of Broadband Networks, Inc. The acquisition was accounted for using the purchase method of accounting. In July 1997, the Company acquired 19.5% of the common stock of UPLINK Security, Inc. Due to the Company's inability to exert significant influence over the operations of UPLINK, the Company accounted for the investment in UPLINK using the cost method of accounting.

     The Company generates substantially all of its net sales from the sale of various equipment, systems and software products to its customers. Products are typically shipped soon after order placement. Therefore, sales order backlog historically has not been a meaningful indicator for the Company. The Company presently generates a significant amount of its net sales from product sales to an established customer base, principally British Telecom, the Company's largest customer, and to an established network of alarm system distributors and installers.

     The Company currently publishes its consolidated financial statements in British pounds sterling, the functional currency of the country in which a substantial majority of the Company's net sales are presently generated.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company's Consolidated Statements of Operations.

                                               Year Ended October 31,
                                       ----------------------------------------
                                        1997             1996              1995
                                       -----            -----             -----
Net Sales:

Derived Channel Systems                 59.9%            72.9%             70.7%
Intrusion alarm, broadband and
  network management products (1)       40.1             27.1              29.3
                                       -----            -----             -----
     Total net sales                   100.0            100.0             100.0
Cost of sales                           50.0             54.8              40.1
Inventory write-downs                   --                8.1              --
                                       -----            -----             -----

Gross profit                            50.0             37.1              59.9
Selling, general, administrative
  and other                             42.4             42.4              27.1
Special charges                           --             14.9                --
                                       =====            =====             =====

Operating income (loss)                  7.6            (20.2)             32.8
                                       =====            =====             =====
Net income (loss)                       12.4%           (19.8%)            24.4%
                                       =====            =====             =====

(1) The Company acquired BNI in February 1997 and sold DA in May 1997. The above table includes sales of broadband products only for the year ended October 31, 1997 and intrusion alarm products for all periods through April 30, 1997. Accordingly, future results of operations will include broadband product sales, but will not include any intrusion alarm product sales.

Forward-Looking Statements

The information contained in this Annual Report to Shareholders contains forward-looking statements (as such term is defined in the Securities Exchange Act of 1934 and the regulations thereunder), including without limitation, statements as to trends or management's beliefs, expectations or opinions, which are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate.

     Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward-looking statements. Certain of these risks, uncertainties and other factors, are discussed in the Company's Annual Report on Form 10-K for the year ended October 31, 1997.

     Net sales decreased 2.8% to (Pound)17.7 million for the fiscal year ended October 31, 1997 as compared to (Pound)18.2 million in fiscal 1996. Derived Channel product sales declined by (Pound)2.7 million in fiscal 1997 as compared to fiscal 1996. The principal reason for the decline was a reduction in network equipment sales in the United Kingdom and a decrease in sales of Subscriber Terminal Units (STUs) as a result of the sale of DA, which was partially offset by the inclusion of royalty revenue for the right to manufacture certain intrusion alarm products through a license agreement with the acquirer of DA. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) may limit the potential for significant growth in the United Kingdom for network equipment, although STU sales in the United Kingdom have remained level throughout fiscal 1997 and 1996. Intrusion alarm, broadband and network management product sales increased by (Pound)2.1 million in fiscal 1997 as compared to fiscal 1996. The principal reasons for the increase were the inclusion of sales of broadband products and services (from BNI which was acquired in February 1997) and a modest improvement in sales of network management products. These increases in sales were partially offset by the reduction in sales of intrusion alarm products due to the sale of DA, effective May 1997.

     Cost of sales decreased 22.8% to (Pound)8.8 million for fiscal year 1997 as compared to (Pound)11.4 million for fiscal 1996. This primarily resulted from a shift in sales mix to higher margin products principally due to the elimination of DA Systems, Ltd. and its intrusion alarm product line and the inclusion of broadband products and services. There were no inventory write-downs in fiscal 1997, whereas inventory write-downs of (Pound)1.5 million recorded in fiscal 1996 were the result of determining certain inventory items to be obsolete due to market conditions. Gross profit, as a percentage of net sales, increased to 50.0% for fiscal 1997 as compared to 37.7% for fiscal 1996. The increase in gross profit margin was primarily due to the absence of an inventory obsolescence charge in fiscal 1997 as compared to fiscal 1996 and a shift in sales mix to higher margin products.

     Selling, general, administrative and other expenses decreased 2.9% to (Pound)7.5 million for fiscal 1997 as compared to (Pound)7.7 million for fiscal 1996. The decrease was principally related to the elimination of underperforming product lines and a decrease in legal and other expenses. In addition, one-time special charges of (Pound)2.7 million were recorded in fiscal 1996. These special charges related principally to fixed and intangible asset impairment provisions for certain obsolete products and settlement of litigation. There were no special charges in fiscal 1997.

     Other income and expense increased 41.5% to (Pound)1.5 million for the fiscal year ended October 31, 1997 as compared to (Pound)1.1 million in fiscal 1996. The increase was principally related to a credit on the sale of DA, which was partially offset by a decrease in interest income generated by temporary cash investments and the inclusion of interest expense on the Company's revolving credit facility, which was used in conjunction with the BNI acquisition.

     The Company recorded a tax provision of (Pound)0.7 million for fiscal 1997. The effective income tax rate for fiscal 1997 was 23.6%. The income taxes recorded by the Company differ from the amounts computed by applying statutory U.S. federal income tax rates principally due to the tax benefits resulting from the distribution of U.K. earnings during fiscal 1997 which was partially offset by unrecognized deferred tax benefits arising from certain U.S. losses.

     The absence of inventory obsolescence and special charges, the increase in gross profit margins, the increase in other income and expenses and a decrease in the effective tax rate in fiscal 1997, resulted in a net income of (Pound)2.2 million as compared to a net loss of (Pound)3.6 million in fiscal 1996.

     As a result of the Company's stock buyback program, weighted average shares outstanding declined to 11.1 million in fiscal 1997 as compared to 11.5 million in fiscal 1996.

Fiscal Years Ended October 31,
1996 and 1995

Net sales decreased 13.6% to (Pound)18.2 million for the fiscal year ended October 31, 1996 as compared to (Pound)21.0 million in fiscal 1995. Derived Channel product sales declined by (Pound)1.6 million in fiscal 1996 as compared to fiscal 1995. The principal reason for the decline was a reduction in network equipment sales in the United Kingdom which was partially offset by increased sales in the United States market. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) will limit the potential for significant growth in the United Kingdom for network equipment sales, although Subscriber Terminal Unit (STU) sales in the United Kingdom have remained strong throughout fiscal 1996. Intrusion alarm and network management products declined by (Pound)1.2 million in fiscal 1996 as compared to fiscal 1995, principally due to the elimination of certain underperforming products from the network management product line.

     Cost of sales increased 35.5% to (Pound)11.4 million for fiscal year 1996 as compared to (Pound)8.4 million for fiscal 1995. The inventory write-downs of (Pound)1.5 million represented a pre-tax charge recorded in the third and fourth quarters of fiscal 1996 as a result of determining certain inventory items to be obsolete due to market conditions related primarily to network management and intrusion alarm products. Gross profit, as a percentage of net sales, decreased to 37.1% for fiscal 1996 as compared to 59.9% for fiscal 1995. The decrease in the gross profit margin was primarily due to a shift in sales mix to lower margin products as network equipment (a higher margin product) sales to British Telecom declined, inclusion of the inventory obsolescence charge, and, in addition, certain fixed costs related to manufacturing, which did not decline in conjunction with net sales, caused a further decrease in the gross profit margin.

     Selling, general, administrative and other expenses increased 35.1% to (Pound)7.7 million for fiscal 1996 as compared to (Pound)5.7 million for fiscal 1995. The increase was principally related to a major expansion of the Company's sales and marketing efforts, product development expenses and an increase in legal and other expenses. In addition, special charges of (Pound)2.7 million were recorded in the third and fourth quarters of fiscal 1996. These special charges related principally to fixed and intangible asset impairment provisions for certain obsolete products and settlement of litigation.

     Other income and expenses increased 39.1% to (Pound)1.1 million for the fiscal year ended October 31, 1996 as compared to (Pound)0.8 million in fiscal 1995. The increase was principally the result of interest income earned from temporary investment of cash proceeds from a public offering. In fiscal 1996 these temporary investments earned income for a full twelve months versus fiscal 1995 (the year of the public offering), when the temporary investments earned income for a partial year.

     The Company recorded a tax provision of (Pound)1.0 million for fiscal 1996 despite the pre-tax loss. Certain losses arising from United States operations were not deductible in fiscal 1996, while earnings from United Kingdom operations were fully taxable. The Company expects to generate a tax benefit from these losses in future periods. The effective income tax rate for fiscal year 1995 was 33.0%.

     The decrease in net sales, the inventory obsolescence charges and special charges recorded in fiscal 1996 resulted in a net loss of (Pound)3.6 million as compared to net income of (Pound)5.1 million in fiscal 1995.

     Weighted average shares increased to 11.5 million in fiscal 1996 as compared to 10.6 million in fiscal 1995, principally due to the new shares issued in conjunction with a mid-year 1995 public offering being outstanding for a full year in fiscal 1996.

Selected quarterly Financial Data;
Seasonality

The following table (on page 16) shows certain unaudited financial data of the Company for each quarter of the last two fiscal years. This information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (including only normal, recurring adjustments) considered necessary for a fair presentation have been included. Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


Selected Quarterly Financial Data (Unaudited)


                                                         Three Months Ended
                                   -----------------------------------------------------------
                                       January 31,     April 30,      July 31,     October 31,
                                          1997           1997           1997           1997
                                   -----------------------------------------------------------
                                                           (in thousands)
Net sales:
     Derived Channel Systems       (Pound)2,656   (Pound)2,753   (Pound)2,494   (Pound)2,691
     Intrusion alarm and network
          management products             1,487          2,392          1,581          1,622
                                          -----          -----          -----          -----
               Total net sales            4,143          5,145          4,075          4,313
     Gross Profit                         1,942          2,510          2,256          2,138
     Operating income                       142            530            610             68
     Net income                             241            455            857            634






                                                         Three Months Ended
                                   -----------------------------------------------------------
                                       January 31,     April 30,      July 31,     October 31,
                                          1996           1996           1996(1)        1996(1)
                                   -----------------------------------------------------------
                                                           (in thousands)
Net sales:
     Derived Channel Systems       (Pound)2,872   (Pound)4,116   (Pound)3,397   (Pound)2,873
     Intrusion alarm and network
          management products             1,267          1,258          1,301          1,108
                                          -----          -----          -----          -----
               Total net sales            4,139          5,374          4,698          3,981
     Gross Profit                         1,779          2,506          1,404          1,069
     Operating income (loss)                 16            544         (1,884)        (2,346)
     Net income (loss)                      217            520         (1,653)        (2,689)

1 Net income for the third quarter includes pre-tax special charges of (Pound)1,151,000, primarily related to intangible asset impairment provisions for certain obsolete products and inventory write-downs of (Pound)927,000.

2 Net income for the fourth quarter includes pre-tax special charges of (Pound)473,000, primarily related to fixed asset impairment provision for certain obsolete products, (Pound)1,097,000 relating to an accrual for settlement of shareholder litigation and inventory write-downs of (Pound)546,000.

     The Company's financial results may fluctuate from quarter to quarter as a result of factors, including the timing of product shipments and new product introductions as well as certain major network equipment software sales to telephone companies that historically have been of a non-recurring nature.

Liquidity and Capital Resources

The Company is presently able to fund its operations and working capital requirements from cash flow generated by operations, the proceeds from a public offering completed in April 1995 and funds available under its revolving credit facility. Net cash provided by operating activities increased to (Pound)0.3 million for the fiscal year ended October 31, 1997 as compared to (Pound)0.2 million in fiscal 1996. The increase from 1996 was primarily due to higher earnings which was partially offset by cash payments for income taxes and a settlement payment in conjunction with certain litigation.

     Net cash used in investing activities increased to (Pound)4.0 million for the fiscal year ended October 31, 1997 as compared to (Pound)1.6 million in fiscal 1996. The increase was primarily due to the acquisition of Broadband Networks, Inc., the investment in UPLINK and purchases of capitalized software, which were partially offset by the cash proceeds received from the sale of DA.

     Net cash provided by financing activities was (Pound)1.2 million for the fiscal year ended October 31, 1997 as compared to net cash used in financing activities of (Pound)2.0 million in fiscal 1996. Net cash provided during fiscal 1997 increased principally due to borrowings under the Company's revolving credit facility which was somewhat offset by the purchase of treasury stock. The principal reasons for fiscal 1996 usage was the payment of dividends and the implementation of a stock buyback program.

     The Company had working capital balances of (Pound)21.7 million and (Pound)23.2 million as of October 31, 1997 and 1996, respectively.

     The Company's business has not been capital intensive and, accordingly, capital expenditures have not been material. To date, the Company has funded all capital expenditures from cash provided by operating activities, the revolving credit facility and the proceeds from a public offering completed in April 1995. In order to fund an expansion of its Derived Channel System business (including an effort to increase market penetration in North America, South America, Western Europe and Australia and to acquire complementary businesses, products or services), the Company may require significantly greater capital investments than it has in the past.

     The Company believes that its anticipated cash flow from operations, together with its available cash, including the proceeds of its public offering completed in April 1995, and funds available under its revolving credit facility, will be sufficient to finance its operating and capital requirements through the fiscal year ended October 31, 1997. Cash requirements for future expansion of the Company's operations will be evaluated on an as-needed basis. The Company does not expect that such expansion will have a materially negative impact on the Company's ability to fund its existing operations.

Effect of Inflation

Inflation has not been a material factor affecting the Company's business. In recent years, the cost of electronic components has remained relatively stable due to competitive pressures within the industry, which has enabled the Company to contain its production costs. The Company's general operating expenses, such as salaries, employee benefits, and facilities costs, are subject to normal inflationary pressures.

Foreign Currency

Currently, the Company's functional and reporting currency is British pounds sterling because a substantial majority of the Company's net sales are presently generated in the United Kingdom. Although the Company does not have an ongoing currency hedging program in place, it occasionally hedges its operations selectively against fluctuations in foreign currency as needed. This occasional hedging is done primarily because a portion of the Company's production costs associated with its off-shore contract manufacturing are denominated in U.S. dollars while the bulk of its net sales are in British pounds sterling. The Company uses forward U.S. dollar contracts which have a maximum term of six months and which are not material to the Company. The Company anticipates that it may utilize additional foreign currency contracts as needed to hedge against fluctuations in the exchange rate between the U.S. dollar and the British pound sterling. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company's results of operations or liquidity.