Form 10-K, Exhibit 13
period 1998-10-31
NUMEREX CORP /PA/
filed 1999-01-29
CIK 870753

Selected Consolidated Financial Data

                                                                                 Year Ended October 31,

                                                 ----------------------------------------------------------------------------------
                                                          1998           1997            1996             1995             1994

                                                                          (in thousands, except per share data)

Statement of Income Data:
Net Sales:
  Derived Channel Systems                          (pound)8,114    (pound)10,594    (pound)13,258    (pound)14,879    (pound)15,645
  Intrusion alarm, broadband, and network
     management products                                  6,372            7,082            4,934            6,166            5,592
  Wireless products                                         705               --               --               --               --
                                                         ------           ------           ------           ------           ------

Total net sales                                          15,191           17,676           18,192           21,045           21,237
Cost of sales                                            (7,396)          (8,830)          (9,961)          (8,432)          (8,405)
Inventory write-downs                                    (1,325)              --           (1,473)              --               --
                                                         ------           ------           ------           ------           ------

Gross profit                                              6,470            8,846            6,758           12,613           12,832
Selling, general, administrative and other              (12,319)          (7,496)          (7,716)          (5,715)          (3,889)
Special charges                                            (962)              --           (2,721)              --               --
                                                         ------           ------           ------           ------           ------

Operating profit (loss)                                  (6,811)           1,350           (3,679)           6,898            8,943
Net interest and other income (expense)                     647            1,513            1,069              773               71
Equity in net losses of affiliate                          (254)              --               --               --               --
Minority interest                                           443               --               --               --               --
                                                         ------           ------           ------           ------           ------

Income (loss) before income taxes                        (5,975)           2,863           (2,610)           7,671            9,014
Income taxes                                                770              676              995            2,531            3,129
                                                         ------           ------           ------           ------           ------

Net income (loss)                                 (pound)(6,745)    (pound)2,187    (pound)(3,605)    (pound)5,140     (pound)5,885
                                                         ======           ======           ======           ======           ======

Basic and diluted
 earnings (loss) per share                         (pound)(0.62)     (pound)0.20     (pound)(0.31)     (pound)0.48      (pound)0.62
                                                         ======           ======           ======           ======           ======


Weighted average shares outstanding                      10,818           11,077           11,532           10,633            9,449
Working capital                                   (pound)10,719    (pound)20,959    (pound)23,187    (pound)28,252     (pound)7,741
Total assets                                      (pound)32,936    (pound)32,509    (pound)29,982    (pound)37,353    (pound)17,115
Debt                                               (pound)3,627     (pound)2,688        (pound)--        (pound)--        (pound)12
Shareholders' equity                              (pound)19,448    (pound)27,034    (pound)26,300    (pound)32,076    (pound)10,389

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


General

Numerex is a telecommunications company comprised of business entities providing an array of information transport products and services. The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended October 31, 1998, 1997, and 1996. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and the other financial information included elsewhere in this report.

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

     In February 1997, the Company acquired 100% of the outstanding common stock of Broadband Networks, Inc. The acquisition was accounted for using the purchase method of accounting. On July 17, 1997, the Company invested (pound)605,000 ($1,000,000) in return for 19.5% of the common stock of UPLINK Security, Inc. Due to the Company's inability to exert significant influence over the operations of UPLINK, the Company accounted for the investment in UPLINK using the cost method of accounting. Various options contained in the agreements provided the Company a means of acquiring a controlling interest in UPLINK. On May 18, 1998, the Company acquired an additional 78,795 shares of UPLINK Security, Inc. from certain existing shareholders for approximately (pound)873,000 ($1,444,000) including 89,763 Numerex common stock warrants with a strike price of $6.00. This stock purchase increased the Company's ownership interest in UPLINK to 85% and, as a result, UPLINK was consolidated with the Company effective May 18, 1998.

      As a result of the acquisition of a controlling interest in UPLINK, the Company was required under generally accepted accounting principles to restate its investment in UPLINK from the cost method to the equity method for the first and second quarters of fiscal year ended October 31, 1998. The effect of the restatement for the fiscal year ended October 31, 1998, was a charge of (pound)236,000 ($390,000). The financial statement effect of the change in method on periods prior to fiscal 1998 was not significant.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations (continued)

      On May 15, 1998, the Company, BellSouth Wireless, Inc. ("BellSouthWireless") and BellSouth Corporation completed a transaction whereby Cellemetry LLC ("Cellemetry") a joint venture between Numerex and BellSouth Wireless, was formed. Cellemetry, a Delaware limited liability company, is owned 60% by Numerex and 40% by BellSouthWireless. The parties have entered into an operating agreement (the"Operating Agreement") which deals with, among other things, the conduct of the business of Cellemetry. Pursuant to the Operating Agreement, the Company will make cash contributions of up to $15.5 million during the first two years of Cellemetry's operations. According to the Operating Agreement, at the end of the three years if certain revenue targets have been met by Cellemetry, no additional contribution from the Company will be required. However, if, at the end of three years, the revenue targets are not met, the Company is required to make an additional $3.75 million cash contribution or contribute certain equity interests it has in Uplink. Also, according to the Operating Agreement, Cellemetry must achieve certain specific cumulative revenue and operating goals by the third anniversary of the formation date. If these performance goals are not met, the Company may, at its sole option, elect that BellSouth put its ownership interest in Cellemetry to the Company for $15.33 million, plus interest at a 13% annual compound rate or begin a process to dissolve Cellemetry which would include a transfer of the initially contributed intellectual property to BellSouth. In addition, the Operating Agreement provides certain restrictions as to distributions and the right to transfer ownership interests in Cellemetry. Cellemetry has elected to be taxed as a partnership for federal, state and foreign income tax purposes.

      The Company has recorded the assets contributed by BellSouth to Cellemetry at fair value on the date of contribution. The results of operations and financial position of Cellemetry were consolidated with the Company effective May 15, 1998, since the Company controls the operations of Cellemetry. The fair value of the patents contributed to Cellemetry was $10,603,000 which is being amortized over their remaining life of 16 years. In addition, BellSouth contributed property and equipment to Cellemetry valued at $285,000. At October 31, 1998 Cellemetry's net assets were $13.5 million. In accordance with a schedule of capital contribution, the Company contributed cash totaling $5,500,000 to Cellemetry out of a total cash commitment of $15,500,000. The balance of the Company's capital contribution is required to be funded as follows: $8.0 million in fiscal 1999 and $2.0 million in fiscal 2000.

      The Company generates substantially all of its net sales from recurring service revenues and the sale of various equipment, systems and software products to its customers. Products are typically shipped soon after order placement. Therefore, sales order backlog historically has not been a meaningful indicator for the Company. The Company presently generates a significant amount of its net sales from product sales to an established customer base, principally British Telecom, the Company's largest customer, and to an established network of alarm system distributors and installers.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations (continued)

      The Company currently publishes its consolidated financial statements in British pounds sterling, the functional currency of the country in which a substantial majority of the Company's net sales have historically been generated.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company's Consolidated Statements of Operations.


                                                                                     Year Ended October 31,
                                                                          -----------------------------------------
                                                                           1998              1997             1996
                                                                          ------            ------           ------
Net Sales:
Derived Channel Systems                                                    53.4%             59.9%            72.9%
Intrusion alarm, broadband and network
     management products1                                                  41.9              40.1             27.1
Wireless products                                                           4.7                --               --
                                                                          -----             -----            -----

          Total net sales                                                 100.0             100.0            100.0
Cost of sales                                                              48.7              50.0             54.8
Inventory write-downs                                                       8.7                                8.1
                                                                          -----             -----            -----

Gross profit                                                               42.6              50.0             37.1
Selling, general, administrative and other                                 81.1              42.4             42.4
Special charges                                                             6.3                               14.9
                                                                          -----             -----            -----

Operating income (loss)                                                   (44.8)              7.6            (20.2)
                                                                          =====             =====            =====

Net income (loss)                                                         (44.4%)            12.4%           (19.8%)
                                                                          =====             =====            =====



(1) The Company acquired BNI in March 1997 and sold DA in May 1997. The above table includes sales of broadband products only for the years ended October 31, 1998 and 1997, and intrusion alarm products for all periods through April 30, 1997.

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

      Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward-looking statements. Certain of these risks, uncertainties and other factors, are discussed in the Company's Annual Report on Form 10-K for the year ended October 31, 1998.

           Management's Discussion and Analysis Of Financial Condition
                      And Results of Operations (continued)


Fiscal Years Ended
October 31, 1998 and 1997

Net sales decreased 14.1% to (pound)15.2 million for fiscal year ended October 31, 1998 as compared to (pound)17.7 million in fiscal 1997. The principal reason for the decline was a lack of significant Derived Channel sales to the Canadian and Latin American markets and a reduction in network equipment sales in the United Kingdom. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) may limit the potential for significant growth in the United Kingdom for network equipment. Intrusion alarm, broadband and network management product sales decreased by (pound)0.7 million in fiscal 1998 as compared to fiscal 1997. The principal reasons for the decrease was the elimination of sales of intrusion alarm products due to the sale of DA Systems Ltd., effective May, 1997, which was partially offset by increases in sales of broadband and network management products. Wireless product sales were (pound)0.7 million resulting from the acquisition of a controlling interest in UPLINK Security and the formation of Cellemetry LLC in May, 1998.

      Cost of sales decreased moderately by 1.2% to (pound)8.7 million for fiscal year 1998 as compared to (pound)8.8 million for fiscal 1997. There was a decrease in product cost due to a decline in net sales which was offset by the inclusion of inventory write-downs of (pound)1.3 million which were the result of two non-performing contracts and the decision to abandon specific sales initiatives for certain Derived Channel markets. Gross profit, as a percentage of net sales, decreased to 42.6% for fiscal 1998 as compared to 50.0% for fiscal 1997. The decrease in gross profit margin was primarily due to the inclusion of an inventory obsolescence charge in fiscal 1998 which was somewhat offset by a shift in sales mix to higher margin products principally due to the elimination of the intrusion alarm product line.

      Selling, general, administrative and other expenses increased 77.2% to (pound)13.3 million for fiscal 1998 as compared to (pound)7.5 million for fiscal 1997. The principal reason for the increases were the inclusion of the operating expenses from the wireless product line (Cellemetry LLC and UPLINK, acquired in May, 1998) as well as the Company's continuing investment in product development and sales and marketing programs. In addition, the Company recorded a pre-tax special charge of (pound)1.0 million. Charges of (pound)0.7 million relate to the write-off of intangible assets, principally developed software costs and territorial rights which have been rendered obsolete as a result of the Company's decision to abandon certain specific Derived Channel sales and marketing initiatives for which future direct revenues are no longer expected. Charges of (pound)0.3 million result from severance and termination benefit costs for five employees with principally corporate responsibilities relating to the relocation of the Company's headquarters to Atlanta. There were also additional charges to selling, general and administrative expenses amounting to (pound)1.3 million for the write-off of certain uncollectable receivables resulting from two non-performing contractual relationships and (pound)0.6 million related to consulting fees and other charges.

      The combined impact of all fourth quarter charges in fiscal 1998 was approximately (pound)4.2 million. The charges, which are classified in both cost of sales and selling, general, administrative and other, related to inventory write-downs, uncollectable receivables, special charges and consulting fees as discussed above.

      Interest and other income (net) decreased 57.2% to (pound)0.6 million for the fiscal year ended October 31, 1998 as compared to (pound)1.5 million in fiscal 1997. The decrease was principally related to a decrease in interest income generated by temporary cash investments and the inclusion of interest expense on the Revolving Credit Facility, which was used in conjunction with the BNI acquisition and for general working capital purposes. In addition, there was a gain recognized on the sale of DA for fiscal 1997.

           Management's Discussion and Analysis Of Financial Condition
                      And Results of Operations (continued)

      The Company acquired a controlling interest in UPLINK in May 1998, and as a result of the Company's 19.5% investment in UPLINK from July, 1997 to May, 1998, there was a charge of (pound)0.3 million for fiscal 1998 that represented the Company's equity in the net losses of UPLINK. Additionally, the Company recorded minority interest in the losses of Cellemetry LLC for the same period of (pound)0.4 million.

      The Company recorded a tax provision of (pound)0.8 million for fiscal 1998 despite the pre-tax losses. Certain losses arising from United States operations were not deductible during fiscal 1998, while earnings from United Kingdom operations were fully taxable. The effective income tax rate for fiscal 1997 was 23.6%. The income taxes recorded by the Company differ from the amounts computed by applying statutory U.S. federal income tax rates principally due to the tax benefits resulting from the distribution of U.K. earnings during fiscal 1997 which was partially offset by unrecognized deferred tax benefits arising from certain U.S. losses.

      The decrease in net sales, increase in selling, general and administrative expenses and the inclusion of the inventory write-down and special charges resulted in a net loss of (pound)6.7 million for fiscal 1998 as compared to net income of (pound)2.2 million for fiscal 1997.

      As a result of the Company's stock buyback program, weighted average shares and potential shares outstanding on a diluted basis declined to 10.8 million in fiscal 1998 as compared to 11.1 million in fiscal 1997.


Fiscal Years Ended
October 31, 1997 and 1996

      Net sales decreased 2.8% to (pound)17.7 million for the fiscal year ended October 31,1997 as compared to (pound)18.2 million in fiscal 1996. Derived Channel product sales declined by (pound)2.7 million in fiscal 1997 as compared to fiscal 1996. The principal reasons for the decline were a reduction in network equipment sales in the United Kingdom and a decrease in sales in the United Kingdom and a decrease in sales of Subscriber Terminal Units
(STUs) as a result of the sale of DA, which was partially offset by the inclusion of royalty revenue for the right to manufacture certain intrusion alarm products through a license agreement with the acquirer of DA. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) may limit the potential for significant growth in the United Kingdom for network equipment, although STU sales in the United Kingdom remained level throughout fiscal 1997 and 1996. Intrusion alarm, broadband and network management product sales increased by (pound)2.1 million in fiscal 1997 as compared to fiscal 1996. The principal reasons for the increase were the inclusion of sales of broadband products and services (from BNI which was acquired in February 1997) and a modest improvement in sales of network management products. These increases in sales were partially offset by the reduction in sales of intrusion alarm products due to the sale of DA, effective May, 1997.

      Cost of sales decreased 22.8% to (pound)8.8 million for fiscal year 1997 as compared to (pound)11.4 million for fiscal 1996. This primarily resulted from a shift in sales mix to higher margin products principally due to the elimination of DA Systems, Ltd. and its intrusion alarm produce line and the inclusion of broadband products and services. There were no inventory write-downs in fiscal 1997, whereas inventory write-downs of (pound)1.5 million recorded in fiscal 1996 were the result of determining certain inventory items to be obsolete due to market conditions. Gross profit, as a percentage of net sales, increased to 50.0% for fiscal 1997 as compared to 37.7% for fiscal 1996. The increase in gross profit margin was primarily due to the absence of an inventory obsolescence charge in fiscal 1997 as compared to fiscal 1996 and a shift in sales mix to higher margin products.

           Management's Discussion and Analysis Of Financial Condition
                      And Results of Operations (continued)

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

      The Company recorded a tax provision of (pound)0.7 million for fiscal 1997. The effective income tax rate for fiscal 1997 was 23.6%. The income taxes recorded by the Company differ from the amounts computed by applying statutory U.S. federal income tax rates principally due to the tax benefits resulting from the distribution of U.K. earnings during fiscal 1997, which was partially offset by unrecognized deferred tax benefits arising from certain U.S. losses.

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


Selected Quarterly Financial
Data; Seasonality

The following table shows certain unaudited financial data of the Company for each quarter of the last two fiscal years. This information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (including only normal, recurring adjustments) considered necessary for a fair presentation have been included. Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

Selected Quarterly Financial Data (Unaudited)




                                                                                Three Months Ended
                                                     ------------------------------------------------------------------
                                                       January 31,       April 30,        July 31,       October 31,
                                                          1998              1998            1998           1998(1)
                                                     ------------------------------------------------------------------
                                                                                  (in thousands)
Net sales:
   Derived Channel Systems                           (pound)2,775      (pound)1,933     (pound)2,132    (pound)1,274
   Intrusion alarm and network
     management products                                    1,333             1,481            1,950           1,608
   Wireless products                                           --                --              301             404
                                                            -----             -----            -----           -----
            Total net sales                                 4,108             3,414            4,383           3,286
   Gross profit                                             2,035             1,881            2,410             144
   Operating profit (loss)                                    105              (385)            (505)         (6,026)
   Net income (loss)                                           86              (453)            (495)         (5,883)

                                                                                Three Months Ended
                                                     ------------------------------------------------------------------
                                                       January 31,       April 30,        July 31,       October 31,
                                                          1997              1997            1997            1997
                                                     ------------------------------------------------------------------
                                                                                  (in thousands)
Net sales:
   Derived Channel Systems                           (pound)2,656      (pound)2,753     (pound)2,494    (pound)2,691
   Intrusion alarm and network
     management products                                    1,487             2,392            1,581           1,622
                                                            -----             -----            -----           -----
            Total net sales                                 4,143             5,145            4,075           4,313
   Gross profit                                             1,942             2,510            2,256           2,138
   Operating profit (loss)                                    142               530              610              68
   Net income (loss)                                          241               455              857             634

(1) Net income for the fourth quarter includes pre-tax charges of (pound)4.2 million, primarily related to inventory write-downs, write-off of uncollectible receivables, special charges and consulting fees.

           Management's Discussion and Analysis Of Financial Condition
                      And Results of Operations (continued)


The Company's financial results may fluctuate from quarter to quarter as a result of factors, including the timing of product shipments and new product introductions as well as certain major network equipment software sales to telephone companies that historically have been of a non-recurring nature.


Liquidity and Capital Resources

The Company has been able to fund its operations and working capital requirements principally from the proceeds from a public offering completed in April 1995. Net cash used by operating activities was (pound)2.1 million for the fiscal year ended October 31, 1998 as compared to net cash provided of (pound)0.3 million in fiscal 1997. The decrease from 1997 was primarily due to net losses.

      Net cash used in investing activities decreased to (pound)2.3 million for the fiscal year ended October 31, 1998 as compared to (pound)4.0 million in fiscal 1997. The Company acquired BNI during 1997 and made investments in UPLINK during 1998. The Company also had reduced expenditures for capitalized software during 1998.

      Net cash provided by financing activities decreased to (pound)0.1 million for the fiscal year ended October 31, 1998 as compared to (pound)1.2 million in fiscal 1997. The decrease was principally due to the net effect of a decline in the borrowings under the Company's revolving credit facility and a decrease in the purchase of treasury stock.

      The Company had working capital balances of (pound)10.7 million and (pound)21.0 million as of October 31, 1998 and 1997, respectively.

      The Company's business has not been capital intensive and, accordingly, capital expenditures have not been material. To date, the Company has funded all capital expenditures from working capital, proceeds from the public offering and funds available under its revolving credit facility. Presently, the Company is obligated to fund the operations of Cellemetry LLC (which will require $8.0 million in fiscal 1999 and $2.0 million in fiscal 2000). Expansion of the Company's Derived Channel Systems business in the UK and certain other international markets and the potential expansion of the Company's broadband product line may require greater capital investments than it has in the past.

      In January 1999, the Company terminated its revolving credit facility and repaid amounts due including interest. In order to meet the Company's expected 1999 funding requirements, additional financing will be necessary. Management believes that the Company will be successful in meeting its 1999 funding needs.

      The Company believes that its available cash and funds from potential lending sources, will be sufficient to finance its operating and capital requirements at least through the fiscal year ending October 31, 1999. The Company will have funding obligations for Cellemetry LLC and UPLINK as both entities are expected to be cash flow negative for the balance of fiscal year 1999. Cash requirements for future expansion of the Company's operations will be evaluated on an as-needed basis and may involve the use of external financing.

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

           Management's Discussion and Analysis Of Financial Condition
                      And Results of Operations (continued)

Foreign Currency

Currently, the Company's functional and reporting currency is British pound sterling because a substantial majority of the Company's net sales have historically been generated in the United Kingdom. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company's results of operations or liquidity.

      It is anticipated that in 1999 the Company's reporting currency will become the U.S. dollar.

Year 2000 Matters

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

      The Company has initiated formal communications with its significant vendors to determine the extent to which the Company is exposed to such issues. Based on responses to date and the Company's own evaluation of the Year 2000 Issue, management has determined that the Year 2000 issue will not pose significant operational or financial problems to the Company. However, there can be no assurances that the information technology and non-information technology systems of other companies on which the Company's systems rely will be converted on a timely basis and would not have an adverse effect on the Company's systems. To date, the Company has not incurred significant costs related to the Year 2000 issue. It is management's belief that any potential costs associated with the Year 2000 Issue will not be material to the Company's results of operations in any given year. The foregoing is a Year 2000 readiness disclosure made pursuant to the terms and protections of the Year 2000 Information and Readiness Disclosure Act.