Form 10-K, Exhibit 13
period 1999-10-31
NUMEREX CORP /PA/
filed 2000-01-31
CIK 870753

EXHIBIT 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                           Year Ended October 31,
                                                        -----------------------------------------------------------
                                                          1999         1998        1997         1996         1995
                                                                    (in thousands, except per share data)
Statement of Income Data:
Net Sales:
  Derived Channel Systems                               $ 17,447     $ 13,477    $ 17,421     $ 20,558     $ 23,634
  Intrusion Alarm, Digital Multimedia Networking
  and Network Operational Support Systems                 12,444       10,583      11,645        7,651        9,794
  Wireless Communications                                  3,845        1,171           -            -            -
                                                        --------     --------    --------     --------     --------
  Total net sales                                         33,736       25,231      29,066       28,209       33,428
  Cost of sales                                          (14,403)     (12,284)    (14,520)     (15,446)     (13,393)
  Inventory write-downs
                                                               -       (2,201)          -       (2,284)           -
                                                        --------     --------    --------     --------     --------
  Gross profit                                            19,333       10,746      14,546       10,479       20,035
  Selling, general, administrative and other expenses    (22,090)     (20,460)    (12,326)     (11,964)      (9,078)
  Special charges                                              -       (1,598)          -       (4,220)           -
                                                        --------     --------    --------     --------     --------
  Operating profit (loss)                                 (2,757)     (11,312)      2,220       (5,705)      10,957
  Net interest and other income (expense)                    404        1,074       2,488        1,658        1,228
  Equity in net losses of affiliate                            -         (422)          -            -            -
  Minority interest                                        2,418          736           -            -            -
                                                        --------     --------    --------     --------     --------
  Earnings (loss) before income taxes                         65       (9,924)      4,708       (4,047)      12,185
  Income taxes                                             1,682        1,279       1,112        1,543        4,020
                                                        --------     --------    --------     --------     --------

  Net earnings (loss)                                   $ (1,617)    $(11,203)   $  3,596     $ (5,590)    $  8,164
                                                        ========     ========    ========     ========     ========
  Earnings (loss) per share                             $  (0.16)    $  (1.04)   $   0.32     $  (0.48)    $   0.77
                                                        ========     ========    ========     ========     ========
  Weighted average shares outstanding                     10,378       10,818      11,077       11,532       10,633
  Working capital                                       $ 12,513     $ 17,806    $ 35,092     $ 37,743     $ 44,662
  Total assets                                          $ 46,628     $ 54,406    $ 54,430     $ 48,805     $ 59,036
  Debt                                                  $     -      $  6,000    $  4,500     $      -     $      -
  Shareholders' equity                                  $ 30,021     $ 32,246    $ 45,264     $ 42,811     $ 50,696

See notes to consolidated financial statements:

   - Note A - Summary of Significant Accounting Policies - 2. Currency

   - Note O - Subsequent Events

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

         NumereX (the "Company") is a technology holding company comprised of operating subsidiaries that develop and market a wide range of communication and information products and services. The Company's primary focus is wireless communication and information products and services utilizing proprietary network technologies. Through its two major subsidiaries, the Company offers products and services in wireless communications and digital multimedia networking. In addition, the Company offers wireline alarm security equipment and services as well as provides operational support systems, equipment, and services to operating telephone companies.

         The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended October 31, 1999, 1998, and 1997. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and the other financial information included elsewhere in this report.

Background

         The Company's business began in July 1992 with the acquisition of the Derived Channel wireline business; including certain proprietary intellectual property rights, rights to Derived Channel technology and rights to market such technology in certain countries, including the United Kingdom. The Company has expanded its business primarily through the acquisition of complementary businesses, product lines, and proprietary technologies, including its investment in Uplink in 1997 and subsequent investments in Uplink in 1998, Broadband in 1997 and Digilog and DCX Systems, Inc. in 1994.

         In May 1998, the Company, BellSouth Wireless and BellSouth Corporation completed a transaction whereby Cellemetry a joint venture between the Company and BellSouth Wireless, was formed. Cellemetry is a Delaware limited liability company owned 60% by the Company and 40% by BellSouth Wireless. The parties entered into an operating agreement (the "Operating Agreement") which deals with, among other things, the conduct of the business of Cellemetry. In addition, the Operating Agreement provides certain restrictions as to distributions and the right to transfer ownership interests in Cellemetry. Cellemetry is taxed as a partnership for federal, state, and foreign income tax purposes.

         In June 1999 the Company and BellSouth Wireless signed a non-binding memorandum of understanding expressing the intent of the Company and BellSouth Wireless to restructure certain economic and other provisions of the Operating Agreement of Cellemetry. The Company completed the restructuring in November 1999. Under the terms of the restructuring, the Operating Agreement has been modified ("First Amendment to the Operating Agreement") and the Cellemetry Business Plan has been modified, revised and extended through November 1, 2004 ("Modified Business Plan"). All respective rights under the Operating Agreement that previously triggered on May 15, 2001, three years from the date of the formation of Cellemetry, have been revised to trigger on November 1, 2002 and all financial performance tests have been amended to reflect the Modified Business Plan. In addition, the price at which the Company may, at its sole option, elect that BellSouth Wireless put its ownership interest in Cellemetry to the Company has been revised and set at $17,000,000.

         The restructuring also permits Cellemetry to seek to find a strategic investor ("Third Party Investment") to invest new capital in exchange for up to 15% of Cellemetry. In connection with any such Third Party Investment, the Company's ownership interest in Cellemetry will not be diluted below 51% and BellSouth Wireless's will not be diluted below 34%.

         Under the First Amendment to the Operating Agreement the Company, from and including May 15, 1999, is no longer under an obligation to make any additional capital contributions to Cellemetry. The Company, however, has committed to provide up to $5,500,000 in interest bearing debt financing to Cellemetry.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         Also, under the First Amendment to the Operating Agreement the Company conveyed Uplink to Cellemetry. In addition, the Company issued to BellSouth Wireless 30,000 shares of Series A Convertible Redeemable Preferred Stock of the Company ("Preferred Stock"). The Preferred Stock is redeemable, at the Company's option, commencing November 1, 2000, on the basis of a pre-set annual redemption price per share. Also, the Preferred Stock, at BellSouth Wireless's option, commencing November 1, 2003 or November 1, 2002 should the Company's common stock exceed a pre-set market price for a given period of time, is convertible into 625,000 shares of common stock of the Company, approximately 6% of the Company's common stock. The Preferred Stock carries certain registration rights for the common stock upon such conversion.

         The Preferred Stock is redeemable, at the Company's option, commencing November 1, 2000, on the basis of a pre-set annual redemption price per share. Also, the Preferred Stock, at BellSouth Wireless's option, commencing November 1, 2003 or November 1, 2002 should the Company's common stock exceed a pre-set market price for a given period of time, is convertible into 625,000 shares of common stock of the Company, approximately 6% of the Company's common stock. The Preferred Stock carries certain registration rights for the common stock upon such conversion.

         Also in November 1999, the Company sold its entire holdings in its wholly owned subsidiary, Bronzebase, Limited ("Bronzebase") to British Telecommunications, plc. ("BT"). Bronzebase is an English limited liability company, which owns all of the stock of Versus Technology, Limited ("Versus Technology"). The consideration for the sale was (pound)12,500,000 (approximately $20,000,000), payable in cash at closing. The terms of the transaction were negotiated between the Company and BT at arm's length.

Other

         The Company generates substantially all of its net sales from the sale of equipment, systems and software products and recurring service revenues to its customers. Products are typically shipped soon after order placement. Therefore, sales order backlog historically has not been a meaningful indicator for the Company. The

Company to-date has generated a significant amount of its net sales from product sales to an established customer base, principally BT, the Company's largest customer, and to an established network of alarm system distributors and installers.

Reporting Currency

         The consolidated financial statements are stated in U.S. Dollars. Historically, the Company's consolidated financial statements have been stated in British Pounds Sterling. As a result of increased business activity in the United States resulting from recent U.S. acquisitions, the U.S. Dollar has become the unit of measure of the majority of the Company's operations. Accordingly, the U.S. Dollar has been adopted as the Company's reporting currency effective for the quarter ended January 31, 1999. The consolidated financial statements and the notes thereto have been restated in U.S. Dollars for all periods presented.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Result of Operations

         The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company's Consolidated Statements of Operations.

                                                              Year Ended October 31,
                                                          1999        1998        1997
                                                          ----        ----        ----
Net Sales:
Derived Channel Systems                                    51.7%       53.4%       59.9%
Intrusion alarm, Digital Multimedia Networking
and Network Operational Support Systems (1)                36.9        41.9        40.1
Wireless Communications                                    11.4         4.7         0.0
                                                          -----       -----       -----
          Total net sales                                 100.0       100.0       100.0
Cost of sales                                              42.7        48.7        50.0
Inventory write-downs                                       0.0         8.7         0.0
                                                          -----       -----       -----
Gross profit                                               57.3        42.6        50.0
Selling, general, administrative and other expenses        65.5        81.1        42.4
Special charges                                             0.0         6.3         0.0
                                                          -----       -----       -----
Operating income (loss)                                    (8.2)      (44.8)        7.6
                                                          =====       =====       =====
Net earnings (loss)                                        (4.8%)     (44.4%)      12.4%
                                                          =====       =====       =====

(1) The Company acquired Broadband in February 1997 and sold DA Systems in May 1997. The above table includes sales of Broadband only for the years ended October 31, 1998 and 1997, and Intrusion Alarm for all periods through April 30, 1997.

(2)  See Notes to Consolidated Financial Statements - Note O - Subsequent
     Events.

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

         Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors, which may cause actual results to differ materially from those in the forward-looking statements. Certain of these risks, uncertainties and other factors, are discussed in the Company's Annual Report on Form 10-K for the year ended October 31, 1999.

Fiscal Years Ended October 31, 1999 and 1998

         Net sales increased 33.7% to $33,736,000 for the year ended October 31, 1999 as compared to $25,231,000 for the year ended October 31, 1998.

         Derived Channel System sales increased 29.5% to $17,447,000 in fiscal 1999 as compared to fiscal 1998. The principal reason for the increase was the sale, in the year, of network equipment upgrades in the United Kingdom and United States Derived Channel markets and, again in the year, the sale of Y2K related network equipment upgrades in the United States. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) may limit the potential for significant growth in the United Kingdom for network equipment.

         As described above, in November 1999, the Company sold its Derived Channel technology to BT. Traditionally, the Company derived a substantial amount of its revenues from sales of Derived Channel products and services to BT. Although the Company retains a right to market its Derived Channel technology in North, Central, and South America, South Korea, and Australia, the sale to BT caused a material loss of the future revenues and earnings associated with the Company's Derived Channel technology. There can be no assurance that the Company will recover its revenues and earnings through its remaining lines of business or successfully transition its strategic focus to wireless data transport. Note O to the Company's Consolidated Financial Statements includes summarized unaudited pro forma financial information regarding the transactions with BT as if the transactions had been completed at November 1, 1998.

         Digital Multimedia Networking and Network Operational Support Systems sales increased by 17.6% to $12,444,000 in fiscal 1999 as compared to fiscal 1998. The principal reasons for the increase was improved Digital Multimedia Networking sales, principally derived from concentrated marketing efforts to the educational distance learning sector offset by decreased sales of Network Operational Support Systems.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         Wireless Communications sales increased by 228.4% to $3,846,000 in fiscal 1999 as compared to fiscal 1998 resulting from the inclusion of the first full year's results of Cellemetry and Uplink following their acquisition in May 1998 and the marketing and sales effort to establish Cellemetry as a recognized national data transport service.

         Cost of sales decreased by 0.6% to $14,403,000 for fiscal year 1998 as compared to $14,485,000 for fiscal 1997. There was an increase in product cost due to the increase in net sales, which was offset by the exclusion of the inventory write-downs of $2,201,000 in fiscal 1998.

         Gross profit, as a percentage of net sales, increased to 57.3% for fiscal 1999 as compared to 42.6% for fiscal 1998. The increase in gross profit margin is primarily due to a shift in sales mix to higher margin products, the inclusion of recurring service revenues and the exclusion of the inventory write-downs in fiscal 1998.

         Selling, general, administrative and other expenses increased 0.2% to $22,090,000 for fiscal 1999 as compared to $22,058,000 for fiscal 1998. The principal reason for the increase was the inclusion of the first full year of operating expenses from the Company's wireless businesses, Cellemetry and Uplink, both acquired in May, 1998, as well as the Company's continuing investment in product development and sales and marketing programs across all of its businesses off-set by the exclusion of the pre-tax special charge of $1,598,000 in fiscal 1998.

         Interest and other income (net) decreased 62.4% to $404,000 for the fiscal year ended October 31, 1999 as compared to $1,074,000 in fiscal 1998. The decrease was principally related to a decrease in interest income generated by temporary cash investments.

         The Company acquired a controlling interest in Uplink in May 1998, and as a result of the Company's 19.5% investment in Uplink from July 1997 to May 1998, there was a charge of $422,000 for fiscal 1998 that represented the Company's equity in the net losses of Uplink.

         Minority interest increased by 228.5% to $2,418,000 in fiscal 1999 as compared to $736,000 in fiscal 1998. The gain represents that portion of the losses of Cellemetry that are not accounted for by the Company.

         The Company recorded a tax provision of $1,682,000 for fiscal 1999 despite the pre-tax losses. Certain losses arising from United States operations were not deductible during fiscal 1999, while earnings from United Kingdom operations were fully taxable. The income taxes recorded by the Company differ from the amounts computed by applying statutory U.S. federal income tax rates principally due to the current non-deductibility of U.S. losses, which have future tax benefits, against foreign source profits.

         The Company recorded a net loss of $1,617,000 for the year to October 31, 1999 as compared to a net loss of $11,203,000 in the year to October 31, 1998.

         As a result of the Company's stock buyback program, weighted average shares and potential shares outstanding on a diluted basis declined to 10,378,000 in fiscal 1999 as compared to 10,818,000 in fiscal 1998.

Fiscal Years Ended October 31, 1998 and 1997

         Net sales decreased 13.2% to $25,231,000 for the year ended October 31, 1998 as compared to $29,066,000 for the year to October 31, 1997.

         Derived Channel System sales decreased 22.6% to $13,477,000 in fiscal 1998 as compared to fiscal 1997. The principal reason for the decline was a lack of significant Derived Channel System sales to the Canadian and Latin American markets and a reduction in network equipment sales in the United Kingdom. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) may limit the potential for significant growth in the United Kingdom for network equipment.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         Intrusion Alarm, Digital Multimedia Networking and Network Operational Support Systems sales decreased by 9.1% to $10,583,000 in fiscal 1998 as compared to fiscal 1997. The principal reasons for the decrease was the elimination of Intrusion Alarm sales due to the sale of DA Systems in May 1997, partially offset by the inclusion of Digital Multimedia Networking sales, due to the acquisition of Broadband in February 1997, and modest increased sales of Network Operational Support Systems.

         Wireless Communications sales amounted to $1,171,000 resulting from the formation of Cellemetry and the acquisition of a controlling interest in Uplink in May 1998.

         Cost of sales decreased by 0.2% to $14,485,000 for fiscal year 1998 as compared to $14,520,000 for fiscal 1997. There was a decrease in product cost due to the decline in net sales which was offset by the inclusion of inventory write-downs of $2,201,000 which were the result of two non-performing contracts and the decision to abandon specific sales initiatives for certain Derived Channel markets.

         Gross profit, as a percentage of net sales, decreased to 42.6% for fiscal 1998 as compared to 50.0% for fiscal 1997. The decrease in gross profit margin was primarily due to the inclusion of the inventory write-downs in fiscal 1998 somewhat offset by a shift in sales mix to higher margin products principally due to the elimination of Intrusion Alarm Product sales.

         Selling, general, administrative and other expenses increased 79.0% to $22,059,000 for fiscal 1998 as compared to $12,326,000 for fiscal 1997. The principal reason for the increase was the inclusion of the operating expenses from the wireless businesses, Cellemetry and Uplink, both acquired in May, 1998, as well as the Company's continuing investment in product development and sales and marketing programs. In addition, the Company recorded a pre-tax special charge of $1,598,000. Of the special charge $1,151,000 relates to the write off of intangible assets, principally developed software costs and territorial rights, which have been rendered obsolete as a result of the Company's decision to abandon certain specific Derived Channel sales and marketing initiatives for which future direct revenues are no longer expected. The balance of the special charge $447,000 results from severance and termination benefit costs for five employees with principally corporate responsibilities relating to the relocation of the Company's headquarters to Atlanta, Georgia. There were also additional charges to selling, general and administrative and other expenses amounting to $2,159,000 for the write off of certain non collectable receivables resulting from two non-performing contractual relationships and $997,000 related to consulting fees and charges.

         The combined impact of all fourth quarter charges in fiscal 1998 was approximately $7,000,000. The charges, which are classified in both cost of sales and selling, general, administrative and other expenses, related to inventory write-downs, non collectable receivables, certain special charges and consulting fees as discussed above.

         Interest and other income (net) decreased 56.8% to $1,075,000 for the fiscal year ended October 31, 1998 as compared to $2,488,000 in fiscal 1997. The decrease was principally related to a decrease in interest income generated by temporary cash investments and the inclusion of interest expense on the Revolving Credit Facility, which was used in conjunction with the Broadband acquisition and for general working capital purposes. In addition, there was a gain recognized on the sale of DA Systems for fiscal 1997.

         The Company acquired a controlling interest in Uplink in May 1998, and as a result of the Company's 19.5% investment in Uplink from July 1997 to May 1998, there was a charge of $422,000 for fiscal 1998 that represented the Company's equity in the net losses of Uplink. This was offset by the minority interest in the losses of Cellemetry for the same period of $736,000.

         The Company recorded a tax provision of $1,279,000 for fiscal 1998 despite the pre-tax losses. Certain losses arising from United States operations were not deductible during fiscal 1998, while earnings from United Kingdom operations were fully taxable. The effective income tax rate for fiscal 1997 was 23.6%. The income taxes recorded by the Company differ from the amounts computed by applying statutory U.S. federal income tax rates

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

principally due to the tax benefits resulting from the distribution U.K. earnings during fiscal 1997 which was partially offset by unrecognized deferred tax benefits arising from certain U.S. losses.

         The decrease in net sales, increase in selling, general and administrative expenses and the inclusion of the inventory write-down and special charges resulted in a net loss of $11,203,000 for fiscal 1998 as compared to net earnings of $3,596,000 for fiscal 1997.

         As a result of the Company's stock buyback program, weighted average shares and potential shares outstanding on a diluted basis declined to 10,818,000 in fiscal 1998 as compared to 11,077,000 in fiscal 1997.

Selected Quarterly Financial Data; Seasonality

         The following table shows certain unaudited financial data of the Company for each quarter of the last two fiscal years. This information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all (including only normal, recurring adjustments) considered necessary for a fair presentation have been included. Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Selected Quarterly Financial Data (Unaudited)

                                                                       Three Months Ended
                                                   ----------------------------------------------------------

                                                   January 31,      April 30,        July 31,     October 31,
                                                      1999             1999            1999          1999
                                                   ----------------------------------------------------------
                                                                         (in thousands)
Net sales:
   Derived Channel Systems                           $ 3,057         $ 4,788         $ 4,067        $ 5,535
   Digital Multimedia Networking and
   Network Operation Support Systems                   1,904           2,579           3,878          4,083
   Wireless Communications                               881             898             888          1,178
                                                     -------         -------         -------        -------
                  Total net sales                      5,842           8,265           8,833         10,796
   Gross Profit                                        3,152           4,670           5,578          5,933
   Operating income (loss)                            (2,177)         (1,188)            183            425
   Net earnings (loss)                                (1,754)           (965)            312            790
                                                                       Three Months Ended
                                                   ----------------------------------------------------------

                                                   January 31,      April 30,        July 31,     October 31,
                                                      1998             1998            1998        1998 (1)
                                                   ----------------------------------------------------------
                                                                         (in thousands)
Net sales:
   Derived Channel Systems                           $ 4,609         $ 3,210         $ 3,541        $ 2,117
   Digital Multimedia Networking and
   Network Operational Support Systems                 2,214           2,460           3,239          2,670
   Wireless Communications                                 -               -             500            671
                                                     -------         -------         -------        -------
                  Total net sales                      6,823           5,670           7,280          5,458
   Gross Profit                                        3,380           3,124           4,003            239
   Operating income (loss)                               174            (639)           (839)       (10,008)
   Net earnings (loss)                                   143            (752)           (822)        (9,772)

(1) Net earnings for the fourth quarter includes pre-tax charges of approximately $7,000,000 primarily related to inventory write-downs, write off of intangible assets, severance and termination costs, write off of non collectible receivables and consulting fees and other charges.

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

Liquidity and Capital Resources

         The Company has been able to fund its operations and working capital requirements from cash flow generated by operations and the proceeds from a public offering completed in April 1995.

         Net cash used by operating activities was $2,690,000 for the year ended October 31, 1999 as compared to net cash used of $3,466,000 in fiscal 1998. The decrease in cash used by operating activities year on year was primarily due to the reduction in the net losses offset by increased working capital requirements consequent upon the increase in sales.

         Net cash used in investing activities decreased to $3,785,000 for fiscal 1999 as compared to $3,820,000 in fiscal 1998. The decrease in cash used by investing activities year on year was primarily due to zero cash used for the acquisition of and investment in businesses in fiscal 1999 as compared to fiscal 1998 off-set by increased investment in tangible and intangible asset additions across all businesses in fiscal 1999 compared to fiscal 1998.

         Net cash used by financing activities increased to $6,620,000 for fiscal 1999 as compared to zero in fiscal 1998. The increase in cash used was principally due to the repayment, in full, on January 8, 1999 of the Company's Revolving Credit Facility amounting to $6,000,000 off set by a decrease in the purchase of treasury stock.

         The Company had working capital balances of $12,513,000 and $17,806,000 as of October 31, 1999 and 1998, respectively.

         The Company's business has not been capital intensive and, accordingly, capital expenditures have not been material. To date, the Company has funded all capital expenditure from working capital, proceeds from the public offering and funds that had been available under a revolving credit facility.

         The Company is obligated pursuant to the First Amendment to the Operating Agreement of Cellemetry to fund in fiscal 2000 the operations of Cellemetry to an amount of $5,500,000 by way of interest bearing debt financing. The financing will be used to fund the operations of Cellemetry and Uplink as both companies are expected to be cash flow negative in fiscal 2000.

         Expansion of the Company's Digital Multimedia Networking business in fiscal 2000, including the establishment and increased market penetration of PowerPlay(TM), may require greater capital investments than it has in the past.

         The Company believes that its available cash and funds available from the sale of Bronzebase to BT will be sufficient to finance its operating and capital requirements through the fiscal year ending October 31, 2000.

         Cash requirements for future expansion of the Company's operations will be evaluated on an as-needed basis and may involve external financing. The Company does not expect that such expansion, should it occur, will have a materially negative impact on the Company's ability to fund its existing operations.

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Foreign Currency

         The Company's functional and reporting currency is the U.S. Dollar. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company's results of operations or liquidity.

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

         The Company has completed its efforts to ensure Year 2000 readiness of its products and services, and also has completed efforts to assess the Year 2000 readiness of its significant vendors. The Company's direction of these efforts was to ensure the adequacy of resources and vendors to minimize any potential business interruption.

         The Year 2000 issue presents a number of other risks and uncertainties that could adversely impact the Company, such as potential claims against it for damages arising from products and services that are not Year 2000 compliant. Even though the date is now past January 1, 2000 and the Company has not experienced any immediate adverse impact on its operations from the transition to the Year 2000, it cannot provide complete assurance that the Company's operations have not been affected in a manner that is not yet apparent or that will arise in the future. In addition, certain computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, the Company will continue to monitor its Year 2000 compliance and the Year 2000 compliance of its vendors and customers. However, the Company anticipates no Year 2000 problems that are reasonably likely to have a material adverse effect on its operations.