Form 10-K, Exhibit 13
period 2000-12-31
NUMEREX CORP /PA/
filed 2001-04-02
CIK 870753

                                   EXHIBIT 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                FOR THE                             FOR THE
                                                FOR THE        TWO-MONTH                      YEARS ENDED OCTOBER 31,
                                               YEAR ENDED     PERIOD ENDED      ---------------------------------------------------
                                              DECEMBER 31,    DECEMBER 31,      1999           1998           1997           1996
                                              ------------    -----------       ----           ----           ----           ----
                                                2000              1999
                                                ----              ----
                                                                         (in thousands except per share data)
STATEMENT OF INCOME DATA:
- ------------------------
Net sales:
  Digital Multimedia and Networking and
  Intrusion Alarm                                 10,730          1,348         12,444         10,583         11,645          7,651
  Wireless Communications and Security             9,560            953         21,292         14,648         17,421         20,558
                                                --------       --------       --------       --------       --------       --------
    Total net sales                               20,290          2,301         33,736         25,231         29,066         28,209
Cost of sales                                     12,290          1,746         14,403         12,284         14,520         15,446
Inventory write-downs                                  -              -              -          2,201                         2,284
                                                --------       --------       --------       --------       --------       --------
    Gross profit                                   8,000            555         19,333         10,746         14,546         10,479
Research and development expenses                  3,430            473          3,468          3,113          2,746          1,749
Selling, general, administrative and other
  expenses                                        13,576          2,681         18,622         17,347          9,580         10,215
Special charges                                        -              -              -          1,598              -          4,220
                                                --------       --------       --------       --------       --------       --------
    Operating profit (loss)                       (9,006)        (2,599)        (2,757)       (11,312)         2,220         (5,705)
Net interest and other income (expense)            1,900            100            404          1,074          2,488          1,658
Gain on disposition of assets and business             -         12,680              -              -              -              -
Equity in net losses of affiliate                      -              -              -           (422)             -
Minority interest                                  3,146            591          2,418            736              -              -
                                                --------       --------       --------       --------       --------       --------
    Earnings (loss) before income taxes           (3,960)        10,772             65         (9,924)         4,708         (4,047)

Income taxes                                           -            861          1,682          1,279          1,112          1,543
                                                --------       --------       --------       --------       --------       --------

    Net earnings (loss)                         $ (3,960)         9,911       $ (1,617)      $(11,203)      $  3,596       $ (5,590)
                                                ========       ========       ========       ========       ========       ========
Earnings (loss) per share                       $  (0.40)      $   0.96       $  (0.16)      $  (1.04)      $   0.32       $  (0.48)
                                                ========       ========       ========       ========       ========       ========
Weighted average shares outstanding               10,512         10,343         10,378         10,818         11,077         11,532
Working capital                                 $ 16,876       $ 24,812       $ 12,513       $ 17,806       $ 35,092       $ 37,743
Total assets                                    $ 45,942       $ 56,405       $ 46,628       $ 54,406       $ 54,430       $ 48,805
Debt                                            $      -       $      -       $      -       $  6,000       $  4,500       $      -
Shareholders' equity                            $ 36,902       $ 42,908       $ 30,021       $ 32,246       $ 45,264       $ 42,811

See notes to consolidated financial statements
    -  Note A - Summary of Significant Accounting Policies
    -  Note B - Investments and Divestitures

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS IN THIS ANNUAL REPORT TO SHAREHOLDERS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT. FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "ESTIMATE," "ASSUME," "STRATEGY," "PLAN," "OUTLOOK," "OUTCOME," "CONTINUE," "REMAIN," "TREND," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS, OR FUTURE OR CONDITIONAL VERBS SUCH AS "WILL," "WOULD," "SHOULD," "COULD," "MAY," OR SIMILAR EXPRESSIONS. THE COMPANY CAUTIONS THAT THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS ASSUMPTIONS, RISKS AND UNCERTAINTIES, WHICH CHANGE OVER TIME. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS ANNUAL REPORT, AND THE COMPANY ASSUMES NO DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AND FUTURE RESULTS COULD DIFFER MATERIALLY FROM HISTORICAL PERFORMANCE.

         THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE:
VARIATIONS IN QUARTERLY OPERATING RESULTS, DELAYS IN THE DEVELOPMENT, INTRODUCTION AND MARKETING OF NEW WIRELESS PRODUCTS AND SERVICES; CUSTOMER ACCEPTANCE OF PRODUCTS AND SERVICES; ECONOMIC CONDITIONS, CHANGES IN FINANCIAL AND CAPITAL MARKETS; THE INABILITY TO ATTAIN REVENUE AND EARNINGS GROWTH; CHANGES IN INTEREST RATES; INFLATION; THE INTRODUCTION, WITHDRAWAL, SUCCESS AND TIMING OF BUSINESS INITIATIVES AND STRATEGIES; COMPETITIVE CONDITIONS; THE INABILITY TO REALIZE REVENUE ENHANCEMENTS; AND EXTENT AND TIMING OF TECHNOLOGICAL CHANGES. THE COMPANY'S SEC REPORTS IDENTIFY ADDITIONAL FACTORS THAT CAN AFFECT FORWARD-LOOKING STATEMENTS.

OVERVIEW

         Numerex Corp. is a technology company comprised of operating subsidiaries (the "Company") that develop and market a wide range of communications products and services. The Company's primary focus is wireless data communications utilizing proprietary network technologies. The Company offers products and services in wireless data communications through Cellemetry(R) and Data1Source(TM), and digital multimedia networking through PowerPlay(TM) and IP Contact(TM). These services enable customers around the globe to monitor and move information for a variety of applications from home and business security to distance learning. In addition, the Company offers wireline alarm security products and services, as well as telecommunications network operational support systems.

         The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended December 31, 2000 and 1999 and October 31, 1999 and 1998. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and other financial information included elsewhere in this report.

BACKGROUND

         The Company's business began in July 1992 with the acquisition of the Derived Channel wireline business; including certain proprietary intellectual property rights, rights to Derived Channel technology and rights to market such technology in certain countries, including the United Kingdom. The Company has expanded its business primarily through the acquisition of complementary businesses, product lines, and proprietary technologies, including its investment in Digilog and DCX Systems in 1994, Broadband and Uplink in 1997 and subsequent investments in Uplink in 1998.

         In May 1998, the Company, BellSouth Wireless and BellSouth Corporation completed a transaction whereby Cellemetry a joint venture between the Company and BellSouth Wireless, was formed. Cellemetry is a Delaware limited liability company owned 60% by the Company and 40% by BellSouth Wireless. The parties entered into an operating agreement (the "Operating Agreement"), which deals with, among other things, the conduct of the business of Cellemetry. In addition, the Operating Agreement provides certain restrictions as to distributions and the right to transfer ownership interests in Cellemetry. Cellemetry is taxed as a partnership for federal, state, and foreign income tax purposes.

         In November 1999, the Company and BellSouth Wireless completed the restructuring of the Cellemetry Operating Agreement. Under the terms of the restructuring, the Operating Agreement has been modified ("First Amendment to the Operating Agreement") and the Cellemetry Business Plan has been modified, revised and extended through November 1, 2004 ("Modified Business Plan"). All respective rights under the Operating Agreement that previously triggered on May 15, 2001, three years from the date of the formation of Cellemetry, have been revised to trigger on November 1, 2002 and all financial performance tests have been amended to reflect the Modified Business Plan. In addition, the price at which the Company may, at its sole option, elect that BellSouth Wireless put its ownership interest in Cellemetry to the Company has been revised and set at $17,000,000.

         The restructuring also permits Cellemetry to seek to find a strategic investor ("Third Party Investment") to invest new capital

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

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

         Also in November 1999, the Company sold the entire stock of its wholly owned subsidiary, Bronzebase Limited ("Bronzebase") to British
Telecommunications plc ("BT"). Bronzebase is an English limited liability company, which owns all of the stock of Versus Technology Limited ("Versus Technology").

OTHER

         The Company generates substantially all of its net sales from the sale of equipment, systems and software products and recurring network service revenues to its customers. Products are typically shipped soon after order placement. Therefore, sales order backlog historically has not been a meaningful indicator for the Company.

         The Company's financial results may fluctuate from quarter to quarter as a result of factors, including the timing of product shipments, new product introductions and equipment, product and system sales that historically have been of a non-recurring nature.

REPORTING CURRENCY

         The consolidated financial statements are stated in U.S. Dollars. Historically, the Company's consolidated financial statements have been stated in British Pounds Sterling. As a result of increased business activity in the U.S.A resulting from recent U.S. acquisitions, the U.S. Dollar has become the unit of measure of the majority of the Company's operations. Accordingly, the U.S. Dollar has been adopted as the Company's reporting currency effective for the quarter ended January 31, 1999. The consolidated financial statements and the notes thereto have been restated in U.S. Dollars for all periods presented.

FISCAL YEAR END

         The Company on April 28, 2000 determined that it would change its fiscal year end from a fiscal year ending on October 31 to a calendar fiscal year ending on December 31. The transition period under applicable Securities and Exchange Commission regulations is the two-month period November 1, 1999 to December 31, 1999.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

                  SELECTED CONSOLIDATED STATEMENTS OF OPERATION

                         DIRECT AND PRO-FORMA COMPARISON

                                                                                               PRO-FORMA
                                                        FOR THE              FOR THE            FOR THE
                                                      YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                                      ------------        ------------        ------------
                                                         2000                1999(1)             1999(2)
                                                         ----                -------             -------
                                                                         (in thousands except per share data)
STATEMENT OF INCOME DATA:
- ------------------------
Net sales:
Digital Multimedia and Networking                        10,730               12,769               12,769
Wireless Communications and Security                      9,560               20,125                7,754
                                                       --------             --------             --------
    Total net sales                                      20,290               32,894               20,523
Cost of sales                                            12,290               16,729               12,971
                                                       --------             --------             --------
    Gross profit                                          8,000               16,165                7,552
Research and development expenses                         3,430                3,582                3,122
Selling, general, administrative and
  other expenses                                         13,576               16,143               13,214
                                                       --------             --------             --------
    Operating profit (loss)                              (9,006)              (3,560)              (8,784)
Net interest and other income (expense)                   1,900                  462                  413
Gain on disposition of assets and business                    -               12,680                    -
Minority interest                                         3,146                2,633                2,633
                                                       --------             --------             --------
    Earnings (loss) before income taxes                  (3,960)              12,215               (5,738)
Income taxes                                                  -                2,429                    -
                                                       --------             --------             --------
    Net earnings (loss)                                $ (3,960)            $  9,786             $ (5,738)
                                                       ========             ========             ========

Basic earnings (loss) per share                        $  (0.40)            $   0.95             $  (0.55)
                                                       ========             ========             ========
Weighted average shares outstanding                      10,512               10,345               10,345
                                                       --------             --------             --------

(1) The Selected Consolidated Statements of Operation `For the year ended December 31, 1999' is presented inclusive of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company's wireline Derived Channel (`Derived Channel') and, (ii) operations relating to certain of the Company's wireline Derived Channel, in all periods presented.

(2) The Selected Consolidated Statements of Operation `Pro-forma for the year ended December 31, 1999' is presented exclusive of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company's wireline Derived Channel (`Derived Channel') and, (ii) operations relating to certain of the Company's wireline Derived Channel, in all periods presented.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

RESULT OF OPERATIONS

         The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company's Consolidated Statements of Operations.

                                                                          FOR THE
                                                       FOR THE           TWO-MONTH                    FOR THE
                                                      YEAR ENDED        PERIOD ENDED           YEARS ENDED OCTOBER 31,
                                                     DECEMBER 31,       DECEMBER 31,          ------------------------
                                                        2000               1999               1999               1998
                                                        ----               ----               ----               ----
Net sales:
Digital Multimedia and Networking                        52.9%              58.6%              36.9%              41.9%
Wireless Communications and Security                     47.1%              41.4%              63.1%              58.1%
                                                        -----              -----              -----              -----
    Total net sales                                     100.0%             100.0%             100.0%             100.0%

Cost of sales                                            60.6%              75.9%              42.7%              48.7%
Inventory write-downs                                     0.0%               0.0%               0.0%               8.7%
                                                        -----              -----              -----              -----

    Gross profit                                         39.4%              24.1%              57.3%              42.6%

Research and development expenses                        16.9%              20.6%              10.3%              12.3%
Selling, general, administrative and other
  expenses                                               66.9%             116.5%              55.2%              68.8%
Special charges                                           0.0%               0.0%               0.0%               6.3%
                                                        -----              -----              -----              -----


     Operating profit (loss)                            (44.4%)           (113.0%)             (8.2%)            (44.8%)
                                                        -----              -----              -----              -----

Gain on disposition of assets and business                0.0%             551.1%               0.0%               0.0%
                                                        -----              -----              -----              -----
     Net earnings (loss)                                (19.5%)            430.7%              (4.8%)            (44.4%)
                                                        =====              =====              =====              =====


See notes to consolidated financial statements
     - Note A - Summary of Significant Accounting Policies
     - Note B - Investments and Divestitures

FISCAL YEARS ENDED DECEMBER 31, 2000 AND OCTOBER 31, 1999.

         Net sales decreased 39.9% to $20,290,000 for the year ended December 31, 2000 as compared to $33,736,000 for the year ended October 31, 1999.

         Digital Multimedia and Networking product and service sales and revenues decreased 13.8% to $10,730,000 for the year ended December 31, 2000 as compared to $12,444,000 for the year ended October 31, 1999.

         The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was a 30.9% decrease in Digital Multimedia product sales resulting from the transition from the marketing and sale of analog based product to the marketing and sale of the new digital hardware and software based product platform, PowerPlay(TM).

         The decrease in sales was partially offset by a 37.1% increase in Networking product and service sales resulting from growth in its core business activities.

         Wireless Communications and Security product and service sales and revenues decreased 55.1% to $9,560,000 for the year ended December 31, 2000 as compared to $21,292,000 for the year ended October 31, 1999.

         The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was the loss, for the entire period, of Derived Channel product sales resulting from the divestment of Derived Channel. The decrease in sales was partially offset by continued growth in Wireless Communications product and service revenues, a 82.1% increase, resulting from the marketing and sales effort to establish the Company as a recognized national wireless data communications service provider.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         Cost of sales decreased 14.7% to $12,290,000 for the year ended December 31, 2000 as compared to $14,403,000 for the for the year ended October 31, 1999.

         The decrease in cost of sales in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel cost of sales expenses resulting from the divestment of Derived Channel.

         Gross profit as a percentage of net sales decreased to 39.4% for the year ended December 31, 2000 as compared to 57.3% for the year ended October 31, 1999. The decrease in gross profit in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel gross profit resulting from the divestment of Derived Channel.

         Research and development expenses decreased 1.1% to $3,430,000 for the year ended December 31, 2000 as compared to $3,468,000 for the year ended October 31, 1999.

         The decrease in research and development expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel research and development expenses resulting from the divestment of Derived Channel off-set by increased Wireless Communications research and development expenditures.

         Selling, general, administrative and other expenses decreased 27.1% to $13,576,000 for the year ended December 31, 2000 as compared to $18,622,000 for the year ended October 31, 1999.

         The decrease in selling, general, administrative and other expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel expenses resulting from the divestment of Derived Channel.

         Interest and other income increased 370.3% to $1,900,000 for the year ended December 31, 2000 as compared to $404,000 for the year ended October 31, 1999.

         The increase in interest and other income was primarily related to interest income earned on cash balances and the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company's Derived Channel technology.

         Minority interest increased 30.1% to $3,146,000 for the year ended December 31, 2000 as compared to $2,418,000 for the year ended October 31, 1999. The gain represents that portion of the losses of the Company's Wireless Communications business that are not accounted for by the Company.

         The Company, due to the loss position from operations, did not record a tax provision for the year ended December 31, 2000 as compared to a tax provision of $1,682,000 for the year ended October 31, 1999. The tax provision in fiscal 1999 resulted from earnings from the Company's Derived Channel United Kingdom operations, which was fully taxable.

         The Company recorded a net loss of $3,960,000 for the year ended December 31, 2000 as compared to a net loss of $1,617,000 for the year ended October 31, 1999.

         The weighted average and diluted shares outstanding increased to 10,512,000 for the year ended December 31, 2000 as compared to weighted average and diluted shares outstanding of 10,378,000 for the year ended October 31, 1999.

FISCAL YEARS ENDED OCTOBER 31, 1999 AND 1998

         Digital Multimedia and Networking sales increased by 17.6% to $12,444,000 for fiscal 1999 as compared to $10,583,000 for fiscal 1998. The principal reasons for the increase was improved Digital Multimedia sales, principally derived from concentrated marketing efforts to the educational distance learning sector offset by decreased sales of Networking product and service.

         Wireless Communications and Security sales increased 45.4% to $21,292,000 for fiscal 1999 as compared to $14,648,000 for fiscal 1998.

         Wireless Communications sales increased by 228.4% to $3,846,000 for fiscal 1999 as compared to $1,171,000 for fiscal 1998 resulting from the inclusion of the first full year's results of Cellemetry, established in May 1998, and Uplink, acquired in May 1998, respectively, and the marketing and sales effort to establish Cellemetry(R) as a recognized national data communications service.

         Security sales increased 29.5% to $17,447,000 for fiscal 1999 as compared to $13,477,000 for fiscal 1998.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         The principal reason for the increase was the sale, in the year, of network equipment upgrades in the United Kingdom and U.S.A. Derived Channel markets and, again in the year, the sale of Y2K related network equipment upgrades in the U.S.A. The Company believes that the network equipment coverage in the United Kingdom (greater than 90%) may limit the potential for significant growth in the United Kingdom for network equipment.

         In November 1999, the Company sold it Derived Channel technology to BT. Traditionally, the Company derived a substantial amount of its revenues from sales of Derived Channel products and services to BT. Although the Company retains a right to market its Derived Channel technology in North, Central, and South American, South Korea, and Australia, the sale to BT caused a material loss of the future revenues and earnings associated with the Company's Derived Channel technology. There can be no assurance that the Company will recover its revenues and earnings through its remaining lines of business or successfully transition its strategic focus to wireless data communications.

         Cost of sales decreased by 0.6% to $14,403,000 for fiscal 1999 as compared to $14,485,000 for fiscal 1998 resulting from an increase in product cost due to the increase in net sales, which was offset by the exclusion of the inventory write-downs of $2,201,000 in fiscal 1998.

         Gross profit, as a percentage of net sales, increased to 57.3% for fiscal 1999 as compared to 42.6% for fiscal 1998. The increase in gross profit margin is primarily due to a shift in sales mix to higher margin products, the inclusion of recurring service revenues and the exclusion of the inventory write-downs in fiscal 1998.

         Research and development expenses increased 11.4% to $3,468,000 for the year ended October 31, 1999 as compared to $3,113,000 for the year ended October 31, 1998.

         The increase in research and development expenses in fiscal 1999 as compared to fiscal 1998 resulted primarily from the inclusion of the first full year of research and development expenses from the Company's Wireless Communications business, resulting from the establishment of Cellemetry in May 1998 and the acquisition of Uplink in May, 1998, respectively, and the Company's continuing investment in product development.

         Selling, general, administrative and other expenses increased 7.4% to $18,622,000 for fiscal 1999 as compared to $17,347,000 for fiscal 1998.

         The principal reason for the increase was the inclusion of the first full year of operating expenses from the Company's Wireless Communications business, resulting from the establishment of Cellemetry in May 1998 and the acquisition of Uplink in May 1998, respectively, as well as the Company's continuing investment sales and marketing programs across all of its businesses off-set by the exclusion of the pre-tax special charge of $1,598,000 in fiscal 1998.

         Interest and other income decreased 62.4% to $404,000 for the fiscal year ended October 31, 1999 as compared to $1,074,000 for fiscal 1998. The decrease was principally related to a decrease in interest income generated by temporary cash investments.

         The Company acquired a controlling interest in Uplink in May 1998, and as a result of the Company's 19.5% investment in Uplink from July 1997 to May 1998, there was a charge of $422,000 for fiscal 1998 that represented the Company's equity in the net losses of Uplink.

         Minority interest increased by 228.5% to $2,418,000 for fiscal 1999 as compared to $736,000 for fiscal 1998. The gain represents that portion of the losses of Cellemetry that are not accounted for by the Company.

         The Company recorded a tax provision of $1,682,000 for fiscal 1999 despite the pre-tax losses. Certain losses arising from the Company's operations in the U.S.A. were not deductible for fiscal 1999, while earnings from the Company's Derived Channel United Kingdom operations were fully taxable. The income taxes recorded by the Company differ from the amounts computed by applying statutory U.S. federal income tax rates principally due to the current non-deductibility of U.S. losses, which have future tax benefits, against foreign source profits.

         The Company recorded a net loss of $1,617,000 for the year to October 31, 1999 as compared to a net loss of $11,203,000 for the year to October 31, 1998.

         As a result of the Company's stock buyback program, weighted average shares and potential shares outstanding on a diluted basis declined to 10,378,000 in fiscal 1999 as compared to 10,818,000 in fiscal 1998.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

FISCAL YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

         In November 1999 the Company divested its Derived Channel technology to BT. The transaction comprised the sale of the Company's Derived Channel technology and wholly owned subsidiary, Bronzebase, an English limited liability company, which owned all of the stock of Versus Technology. As part of the transaction the Company retained the right to market, under license, derived channel in North, Central and South America, South Korea and Australia.

         The management discussion and analysis of financial condition and results of operations which follows covers the Company's year ended December 31, 2000 comparing the same against (i) the year ended December 31, 1999 and (ii) on a pro forma basis the year ended December 31, 1999 adjusted for income and expenditures directly related to the Company's divested Derived Channel technology.

DIRECT COMPARISON - INCLUSIVE OF THE RESULTS OF THE DIVESTED DERIVED CHANNEL TECHNOLOGY.

         Net sales decreased 38.3% to $20,290,000 for the year ended December 31, 2000 as compared to $32,894,000 for the year ended December 31, 1999.

         Digital Multimedia and Networking product and service sales and revenues decreased 16.0% to $10,730,000 for the year ended December 31, 2000 as compared to $12,769,000 for the year ended December 31, 1999.

         The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was a 33.2% decrease in Digital Multimedia product sales resulting from the transition from the marketing and sale of analog based product to the marketing and sale of the new digital hardware and software based product platform, PowerPlay(TM). The decrease in sales was partially offset by a 37.1% increase in Networking product and service sales resulting from growth in its core business activities.

         Wireless Communications and Security product and service sales and revenues decreased 52.5% to $9,560,000 for the year ended December 31, 2000 as compared to $20,125,000 for the year ended December 31, 1999.

         The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was the loss, for the entire period, of Derived Channel product sales resulting from the divestment of Derived Channel. The decrease in sales was partially offset by continued growth in Wireless Communications product and service revenues, a 66.8% increase, resulting from the marketing and sales effort to establish the Company as a recognized national wireless data communications service provider.

         Cost of sales decreased 26.5% to $12,290,000 for the year ended December 31, 2000 as compared to $16,729,000 for the for the year ended December 31, 1999.

         The decrease in cost of sales in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel cost of sales expenses resulting from the divestment of Derived Channel.

         Gross profit as a percentage of net sales decreased to 39.4% for the year ended December 31, 2000 as compared to 49.1% for the year ended December 31, 1999. The decrease in gross profit in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel gross profit resulting from the divestment of Derived Channel.

         Research and development expenses decreased 4.2% to $3,430,000 for the year ended December 31, 2000 as compared to $3,582,000 for the year ended December 31, 1999.

         The decrease in research and development expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel research and development expenses resulting from the divestment of Derived Channel off-set by increased Wireless Communications research and development expenditures.

         Selling, general, administrative and other expenses decreased 15.9% to $13,576,000 for the year ended December 31, 2000 as compared to $16,143,000 for the year ended December 31, 1999.

         The decrease in selling, general, administrative and other expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Derived Channel expenses resulting from the divestment of Derived Channel.

         Interest and other income increased 311.3% to $1,900,000 for the year ended December 31, 2000 as compared to $462,000 for the year ended December 31, 1999.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         The increase in interest and other income in fiscal 2000 as compared to fiscal 1999 was primarily related to interest income earned on cash balances and the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company's Derived Channel technology.

         Gain on the disposition of assets and business decreased to zero for the year ended December 31, 2000 as compared to $12,680,000 for the year ended December 31, 1999.

         In November 1999 the Company divested its Derived Channel technology to BT. The transaction comprised the sale of the Company's Derived Channel technology and wholly owned subsidiary, Bronzebase, an English limited liability company, which owned all of the stock of Versus Technology.

         Minority interest increased 19.5% to $3,146,000 for the year ended December 31, 2000 as compared to $2,633,000 for the year ended December 31, 1999. The gain represents that portion of the losses of the Company's Wireless Communications business that are not accounted for by the Company.

         The Company, due to the loss position from operations, did not record a tax provision for the year ended December 31, 2000 as compared to a tax provision of $1,568,000 for the year ended December 31, 1999. The tax provision in fiscal 1999 resulted from earnings from the Company's Derived Channel United Kingdom operations, which was fully taxable, and taxes on the disposition of assets and business relating to the Company's wireline Derived Channel technology.

         The Company recorded a net loss of $3,960,000 for the year ended December 31, 2000 as compared to net earnings of $9,786,000 for the year ended December 31, 1999.

         The weighted average and diluted shares outstanding increased to 10,512,000 for the year ended December 31, 2000 as compared to weighted average and diluted shares outstanding of 10,345,000 for the year ended December 31, 1999.

PRO-FORMA COMPARISON - EXCLUSIVE OF THE RESULTS OF THE DIVESTED DERIVED CHANNEL TECHNOLOGY.

         On a pro forma comparative basis, excluding sales of the divested Derived Channel, net sales decreased 1.1% to $20,290,000 as compared to $20,523,000 for the year ended December 31, 1999.

         The 1.1% decrease in net sales in fiscal 2000 as compared to fiscal 1999 embodies a decrease of 16.1% in product revenues and an increase of 91.5% in service revenues, respectively.

         On a pro forma comparative basis, excluding sales of the divested Derived Channel, Wireless Communications and Security product and service sales and revenues increased 23.3% to $9,560,000 for the year ended December 31, 2000 as compared to $7,754,000 for the year ended December 31, 1999.

         The principal reason for the increase in sales in fiscal 2000 as compared to fiscal 1999 was the continued growth in Wireless Communications product and service revenues, a 66.8% increase, comprising a 35.4% increase in product revenues and a 140.1% increase in service revenues, respectively, resulting from the marketing and sales effort to establish the Company as a recognized national wireless data communications service provider. The increase in sales was partially offset by a 28.0% decrease in residual Derived Channel Security product and service sales.

         The decrease in residual Derived Channel Security revenues in fiscal 2000 as compared to fiscal 1999 was positively impacted by one-time product and service contract revenues earned in Australia that was reflected in the Company' financial statements for the three-month period ended March 31, 2000. Excluding the Australian product and services contract revenues, residual Derived Channel Security product and service revenues decreased 64.5%.

         On a pro forma comparative basis, excluding cost of sales of the divested Derived Channel, cost of sales decreased 5.3% to $12,290,000 for the year ended December 31, 2000 as compared to $12,971,000 for the year ended December 31, 1999.

         The principal reason for the decrease in cost of sales in fiscal 2000 as compared to fiscal 1999 was the decrease in Digital Multimedia product sales with a consequent decrease in cost of sales expenditures which resulted from the transition from the marketing and sale of analog based product to the marketing and sale of the new digital hardware and software based product platform, PowerPlay(TM). In addition, the decrease in cost of sales was positively impacted by the decrease in residual Derived Channel Security product and service revenues and consequent decrease in cost of sales expenditures.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

         The decrease in cost of sales expenditures was offset by a combination of increased cost of sales expenditures, due to increased product and service sales and revenues and support costs, from Networking and Wireless Communications.

         On a pro forma comparative basis, excluding gross profit of the divested Derived Channel, gross profit as a percentage of net sales increased to 39.4% for the year ended December 31, 2000 as compared to 36.8% for the year ended December 31, 1999.

         The increase in gross profit in fiscal 2000 as compared to fiscal 1999 resulted from the combined impact of the increase in higher gross profit earning Company product and service sales and revenues particularly the Company's Wireless Communications business resulting from the growth in product sales and recurring revenues, and the decrease in Company cost of sales expenditures.

         On a pro forma comparative basis, excluding research and development expenses of the divested Derived Channel, research and development expenses increased 9.9% to $3,430,000 for the year ended December 31, 2000 as compared to $3,122,000 for the year ended December 31, 1999.

         The principal reason for the increase in research and development expenses in fiscal 2000 as compared to fiscal 1999 was the increase in research and development expenses in the Company's Wireless Communications business.

         On a pro forma comparative basis, excluding selling, general, administrative and other expenses of the divested Derived Channel, selling, general, administrative and other expenses increased 2.7% to $13,576,000 for the year ended December 31, 2000 as compared to $13,214,000 for the year ended December 31, 1999.

         The principal reason for the increase in selling, general, administrative and other expenses in fiscal 2000 as compared to fiscal 1999 was an increase in management and organizational expenses, selective sales and marketing activity and increased amortization and depreciation expenses.

         On a pro forma comparative basis, excluding interest and other income of the divested Derived Channel, interest and other income increased 360.0% to $1,900,000 for the year ended December 31, 2000 as compared to $413,000 for the year ended December 31, 1999.

         The increase in interest and other income in fiscal 2000 as compared to fiscal 1999 was primarily related to interest income earned on cash balances and the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company's Derived Channel technology.

         On a pro forma comparative basis, excluding the results of operations of the divested Derived Channel, the Company's loss before income taxes and net loss decreased 31.0% to $3,960,000 for the year ended December 31, 2000 as compared to $5,738,000 for the year ended December 31, 1999.

         The Company, excluding the results of operations of the divested Derived Channel, due to the loss position from operations, did not record a tax provision for the year ended December 31, 2000 or for the year ended December 31, 1999.

         The decrease in the net loss for fiscal 2000 as compared to fiscal 1999 was primarily the result of the composition of product and service sales and revenues, the continuing growth of the Company's recurring service revenues and decreased cost of sales expenditures leading to increased gross profit.

SELECTED QUARTERLY FINANCIAL DATA

         The following tables detail certain unaudited financial data of the Company for each quarter of the last two fiscal years ended December 31, 2000 and October 31, 1999, respectively, and, also, certain unaudited financial data of the Company for each quarter of the year ended December 31, 1999.

         The certain unaudited financial data of the Company for each quarter of the year ended December 31, 1999 is presented on the basis of the inclusion and exclusion of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company's wireline Derived Channel (`Derived Channel') and, (ii) operations relating to certain of the Company's wireline Derived Channel, in all periods presented. The information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all (including only normal, recurring adjustments) considered necessary for a fair presentation have been included. Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                       THREE MONTHS ENDED
                                                            ----------------------------------------------------------------
                                                            March 31,         June 30,       September 30,      December 31,
                                                              2000              2000             2000               2000
                                                            ----------------------------------------------------------------
                                                                            (in thousands, except per share data)
Net sales:
Digital Multimedia and Networking                           $  2,161          $  2,679          $  2,893          $  2,997
Wireless Communications and Security                           2,978             2,254             2,183             2,145
                                                            --------          --------          --------          --------
     Total net sales                                           5,139             4,933             5,076             5,142
     Gross profit                                              2,713             2,102             1,788             1,397
Research and development expenses                                786               940               843               861
Selling, general, administrative and other expenses            3,199             3,728             3,586             3,063
                                                            --------          --------          --------          --------
     Operating income (loss)                                  (1,272)           (2,566)           (2,641)           (2,527)
     Net earnings (loss)                                        (382)           (1,432)           (1,132)           (1,014)
                                                            --------          --------          --------          --------
     Basic earnings (loss) per share                           (0.04)            (0.14)            (0.11)            (0.11)
     Weighted average shares outstanding                      10,434            10,781            10,446            10,390
                                                            --------          --------          --------          --------



                                                                                THREE MONTHS ENDED
                                                           ----------------------------------------------------------------
                                                           January 31,        April 30,          July 31,       October 31,
                                                              1999              1999              1999             1999
                                                           ----------------------------------------------------------------
                                                                         (in thousands, except per share data)
>
Net sales:
Digital Multimedia and Networking                           $  1,904          $  2,579          $  3,878          $  4,083
Wireless Communications and Security                           3,938             5,686             4,955             6,713
                                                            --------          --------          --------          --------
    Total net sales                                            5,842             8,265             8,833            10,796
    Gross profit                                               3,152             4,670             5,578             5,933
Research and development expenses                                669             1,001               940               858
Selling, general, administrative and other expenses            4,660             4,857             4,455             4,650
                                                            --------          --------          --------          --------
    Operating income (loss)                                   (2,177)           (1,188)              183               425
    Net earnings (loss)                                       (1,754)             (965)              312               790
                                                            --------          --------          --------          --------
    Basic earnings (loss) per share                            (0.17)            (0.09)             0.03              0.07
    Weighted average shares outstanding                       10,481            10,343            10,343            10,343
                                                            --------          --------          --------          --------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      THREE MONTHS ENDED - DIRECT COMPARISON(1)
                                                            ----------------------------------------------------------------
                                                            March 31,         June 30,       September 30,      December 31,
                                                               1999             1999              1999              1999
                                                            ----------------------------------------------------------------
                                                                          (in thousands, except per share data)
Net sales:
Digital Multimedia and Networking                           $  1,409          $  4,178          $  3,774          $  3,408
Wireless Communications and Security                           4,282             5,833             5,075             4,935
                                                            --------          --------          --------          --------
     Total net sales                                           5,691            10,011             8,849             8,343
     Gross profit                                              2,185             5,269             4,575             4,136
Research and development expenses                                909               921               840               912
Selling, general, administrative and other expenses            4,026             4,108             3,765             4,244
                                                            --------          --------          --------          --------
     Operating income (loss)                                  (2,750)              240               (30)           (1,020)
     Net earnings (loss)                                      (2,278)              350                76            11,638
                                                            --------          --------          --------          --------
     Basic earnings (loss) per share                           (0.22)             0.03              0.01              1.13
     Weighted average shares outstanding                      10,351            10,343            10,343            10,343
                                                            --------          --------          --------          --------
                                                                    THREE MONTHS ENDED - PRO-FORMA COMPARISON(2)
                                                            ----------------------------------------------------------------
                                                            March 31,         June 30,       September 30,      December 31,
                                                               1999             1999              1999              1999
                                                            ----------------------------------------------------------------
                                                                       (in thousands, except per share data)
Net sales:
Digital Multimedia and Networking                           $  1,409          $  4,178          $  3,774          $  3,408
Wireless Communications and Security                           1,455             1,909             1,508             2,882
                                                            --------          --------          --------          --------
    Total net sales                                            2,864             6,087             5,282             6,290
    Gross profit                                                 386             2,414             1,789             2,963
Research and development expenses                                776               765               673               908
Selling, general, administrative and other expenses            3,423             3,516             2,446             3,829
                                                            --------          --------          --------          --------
    Operating income (loss)                                   (3,813)           (1,867)           (1,330)           (1,774)
    Net earnings (loss)                                       (3,046)           (1,123)             (847)             (722)
                                                            --------          --------          --------          --------
    Basic earnings (loss) per share                            (0.29)            (0.11)            (0.08)            (0.07)
    Weighted average shares outstanding                       10,351            10,343            10,343            10,343
                                                            --------          --------          --------          --------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

(1) Selected Quarterly Financial Data (Unaudited) for the Three Months Ended - Direct Comparison is presented for each quarter of the year ended December 31, 1999 inclusive of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company's wireline Derived Channel (`Derived Channel') and, (ii) operations relating to certain of the Company's wireline Derived Channel, in all periods presented.

(2) Selected Quarterly Financial Data (Unaudited) for the Three Months Ended - Pro-Forma Comparison is presenteD for each quarter of the year ended December 31, 1999 exclusive of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company's wireline Derived Channel (`Derived Channel') and, (ii) operations relating to certain of the Company's wireline Derived Channel, in all periods presented.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has been able to fund its operations and working capital requirements from cash flow generated by operations, the proceeds from a public offering completed in April 1995 and the proceeds from the sale of its Derived Channel technology in November 1999.

         Net cash used in operating activities increased 169.2% to $7,242,000 for the year ended December 31, 2000 as compared to $2,690,000 for the year ended October 31, 1999. The increase in cash used in fiscal 2000 as compared to fiscal 1999 was primarily due to the increased loss position and to increased investment in working capital.

         Net cash used in investing activities decreased 56.7% to $1,628,000 for the year ended December 31, 2000 as compared to $3,785,000 for the year ended October 31, 1999. The decrease in cash used in fiscal 2000 as compared to fiscal 1999 was the primarily the result of reduced investment in tangible and intangible assets.

         Net cash used in financing activities decreased 69.1% to $2,046,000 for the year ended December 31, 2000 as compared to $6,620,000 for the year ended October 31, 1999.

         The decrease in cash used in fiscal 2000 as compared to fiscal 1999 was primarily accounted for by the receipt of $2,232,000 of proceeds from the exercise of stock options and stock warrants which resulted in the issue of an additional 548,012 shares of the Company's Class A Common Stock, the payment of $4,000,000 for the repurchase of 500,000 shares of the Company's Class A Common Stock and the payment of $240,000 in dividends on the Company's Preferred Stock as against the repayment, in full in January 1999, of $6,000,000 due under the Company's then Revolving Credit Facility and the repurchase of 48,000 shares of the Company's Class A Common Stock under the terms of the Company's stock buy-back program.

         The Company had working capital balances of $16,876,000, $24,812,000 and $12,513,000, respectively, as of December 31, 2000, December 31, 1999 and October 31, 1999. In addition, the Company had cash balances of $10,567,000, $21,490,000 and $5,691,000, respectively, as of December 31, 2000, December 31, 1999 and October 31, 1999.

         The Company's business has not been capital intensive and, accordingly, capital expenditures have not been material. To date, the Company has funded all capital expenditures from working capital, proceeds from the public offering and the proceeds from the sale of its Derived Channel technology in November 1999.

         The Company is obligated under the First Amendment to the Operating Agreement of Cellemetry to fund the operations of Cellemetry to an amount of $5,500,000 by way of interest bearing debt financing to be available to fund the operations of Cellemetry and Uplink. At December 31, 2000 the Company had provided the full amount of the facility to Cellemetry and the Company may, but is not obligated, to continue to fund Cellemetry with additional interest bearing debt financing. All borrowings carry the Prime Rate of interest. At December 31, 2000 the Company had provided total interest bearing debt financing amounting to $10,410,000.

         Expansion of the Company's Digital Multimedia business in fiscal 2001, including the establishment and increased market penetration of PowerPlay(TM), may require greater capital investments than in the past.

         The Company believes that its cash and cash equivalents, including funds available from the divestment of its Derived Channel technology, will be sufficient to finance its operating and capital requirements in fiscal 2001.

         Cash requirements for future expansion of the Company's operations will be evaluated on an as-needed basis and may involve external financing. The Company does not expect that such expansion, should it occur, will have a materially negative impact on the Company's ability to fund its existing operations.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

EFFECT OF INFLATION

         Inflation has not been a material factor affecting the Company's business. In recent years the cost of electronic components has remained relatively stable, due to competitive pressures within the industry, which has enabled the Company to contain its manufacturing and operations costs. The Company's general operating expenses, such as salaries, employee benefits, and facilities costs are subject to normal inflationary pressures.

FOREIGN CURRENCY

         The Company's functional and reporting currency is the U.S. Dollar. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company's results of operations or liquidity.

CHANGE OF INDEPENDENT ACCOUNTANTS

         Effective March 31, 1999, the Company dismissed Deloitte & Touche LLP as the Company's independent accountants. The decision to dismiss Deloitte & Touche LLP was recommended by the Audit Committee and approved by the Board of Directors. No report on the financial statements of the Company by Deloitte & Touche LLP contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles during for the fiscal year ended October 31, 1998 or any subsequent period through March 31, 1999.

         In connection with the audit for the fiscal year ended October 31, 1998 and through March 31, 1999, there have been no disagreements between the Company and Deloitte & Touche LLP on any matter or accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche LLP would have caused them to make reference thereto in their report on the financial statements for those years.

         On March 31, 1999, the Board of Directors, upon recommendation of the Audit Committee, selected the firm of Grant Thornton LLP as independent accountants of the Company.