Form 10-K, Exhibit 13
period 2001-12-31
NUMEREX CORP /PA/
filed 2002-04-01
CIK 870753

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA

	For the year ended December 31,	For the year ended December 31,	For the two-month period ended December 31,	For the years ended October 31,
	2001	2000	1999	1999	1998	1997
	(in thousands except per share data)
Statement of Income Data:
Net sales:
Digital Multimedia and Networking	11,644	10,730	1,348	12,444	10,583	11,645
Wireline Data Communications	1,114	2,558	84	17,446	13,477	17,421
Wireless Data Communications	11,500	7,002	869	3,846	1,171	—
Total net sales	24,258	20,290	2,301	33,736	25,231	29,066
Cost of sales	14,546	12,020	1,711	13,689	11,335	13,476
Amortization and depreciation	267	270	35	714	949	1,044
Inventory write-downs	191	—	—	—	2,201	—
Gross profit	9,254	8,000	555	19,333	10,746	14,546
Research and development expenses	2,755	3,430	473	3,468	3,113	2,746
Selling, general, administrative and other expenses	10,710	10,983	2,247	16,002	15,345	8,509
Amortization and depreciation	2,701	2,593	434	2,620	2,002	1,071
Business restructuring charges	418	—	—	—	1,598	—
Operating loss	(7,330)	(9,006)	(2,599)	(2,757)	(11,312)	2,220
Interest and other income, net	934	1,900	100	404	1,074	2,488
Gain on disposition of assets and business	—	—	12,680	—	—	—
Equity in net losses of affiliate	—	—	—	—	(422)	—
Minority interest	3,139	3,146	591	2,418	736	—
Earnings (loss) before income taxes	(3,257)	(3,960)	10,772	65	(9,924)	4,708
Income tax benefit (expense)	115	—	(861)	(1,682)	(1,279)	(1,112)
Net earnings (loss)	$(3,142)	$(3,960)	$9,911	$(1,617)	$(11,203)	$3,596
Earnings (loss) per share	$(0.32)	$(0.40)	$0.96	$(0.16)	$(1.04)	$0.32
Weighted average shares outstanding	10,446	10,512	10,343	10,378	10,818	11,077
Working capital	$11,332	$16,876	$24,812	$12,513	$17,806	$35,092
Total assets	$42,974	$45,942	$56,405	$46,628	$54,406	$54,430
Debt	$—	$—	$—	$—	$6,000	$4,500
Shareholders’ equity	$34,108	$36,902	$42,908	$30,021	$32,246	$45,264

See notes to consolidated financial statements

- Note A - Summary of Significant Accounting Policies

- Note B - Investments and Divestitures

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Forward-Looking Statement

This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements include, among other things, statements regarding trends, strategies, plans, beliefs, intentions, expectations, goals and opportunities.  Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “strategy,” “plan,” “outlook,” “outcome,” “continue,” “remain,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.  All statements and information herein and incorporated by reference herein, other than statements of historical fact, are forward-looking statements that are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate.  Many phases of the Company’s operations are subject to influences outside its control.  The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  These forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements and future results could differ materially from historical performance.

Any one or any combination of factors could have a material adverse effect on the Company’s results of operations or could cause actual results to differ materially from forward-looking statements or historical performance.  These factors include: the pace of technological change; variations in quarterly operating results; delays in the development, introduction and marketing of new wireless products and services; customer acceptance of products and services; economic conditions; the inability to attain revenue and earnings growth; changes in interest rates; inflation; the introduction, withdrawal, success and timing of business initiatives and strategies; competitive conditions; the extent and timing of technological changes; changes in customer spending; the loss of intellectual property protection; general economic conditions and conditions affecting the capital markets.  Actual events, developments and results could differ materially from those anticipated or projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this document.  Subsequent written or oral statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this report and those in the Company’s reports previously and subsequently filed with the Securities and Exchange Commission.

Overview

Numerex Corp. (the “Company”) is a technology company comprised of operating subsidiaries that develop and market a wide range of communications products and services. The Company’s primary focus is wireless data communications utilizing proprietary network technologies. The Company primarily offers products and services in wireless data communications through Cellemetry® and Data1Source™, and digital multimedia networking through Power Play™. These services enable customers around the globe to monitor and move information for a variety of applications from home and business security to distance learning. In addition, the Company offers wireline alarm security products and services, as well as telecommunications network operational support systems.

The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended December 31, 2001 and 2000 and 2000 and 1999 and December 31, 2000 and October 31, 1999.  This discussion should be read in conjunction with the Company’s consolidated financial statements, the related notes thereto, and other financial information included elsewhere in this report.

Background

The Company’s business began in July 1992 with the acquisition of the Derived Channel wireline business, including certain proprietary intellectual property rights, rights to Derived Channel technology and rights to market such technology in certain countries, including the United Kingdom. The Company expanded its business primarily through the acquisition of complementary businesses, product lines, and proprietary technologies, including its investment in Digilog and DCX Systems in 1994, Broadband and Uplink in 1997 and subsequent investments in Uplink in 1998 and 2001.

In May 1998, the Company, BellSouth Wireless and BellSouth Corporation completed a transaction whereby Cellemetry, a joint venture between the Company and BellSouth Wireless, was formed.  Cellemetry is a Delaware limited liability company owned 60% by the Company and 40% by BellSouth Wireless.  The parties entered into an operating agreement (the “Operating Agreement”), which deals with, among other things, the conduct of the business of Cellemetry.  In addition, the Operating Agreement provides certain restrictions as to distributions and the right to transfer ownership interests in Cellemetry.  Cellemetry is taxed as a partnership for federal, state, and foreign income tax purposes.

In November 1999, the Company and BellSouth Wireless completed the restructuring of the Cellemetry Operating Agreement. Under the terms of the restructuring, the Operating Agreement has been modified (“First Amendment to the Operating

Agreement”) and the Cellemetry Business Plan has been modified, revised and extended through November 1, 2004, (“Modified Business Plan”).  All respective rights under the Operating Agreement that previously triggered on May 15, 2001, three years from the date of the formation of Cellemetry, have been revised to trigger on November 1, 2002, and all financial performance tests have been amended to reflect the Modified Business Plan.  In addition, the price at which the Company may, at its sole option, elect that BellSouth Wireless put its ownership interest in Cellemetry to the Company has been revised and set at $17,000,000.

The restructuring also permits Cellemetry to seek to find a strategic investor (“Third Party Investment”) to invest new capital in exchange for up to 15% of Cellemetry.  In connection with any such Third Party Investment, the Company’s ownership interest in Cellemetry will not be diluted below 51% and BellSouth Wireless’s will not be diluted below 34%.

Under the First Amendment to the Operating Agreement the Company, from and including May 15, 1999, is no longer under an obligation to make any additional capital contributions to Cellemetry.  The Company committed to provide up to $5,500,000 in interest bearing debt financing to Cellemetry. As of December 31, 2001, the Company has provided total interest bearing debt-financing amounting to $15,023,000.

Also, under the First Amendment to the Operating Agreement the Company conveyed Uplink to Cellemetry.  In addition, the Company issued to BellSouth Wireless 30,000 Shares of Series A Convertible Redeemable Preferred Stock of the Company (“Preferred Stock”).  The Preferred Stock is redeemable, at the Company’s option, commencing November 1, 2000, on the basis of a pre-set annual redemption price per share.  Also, the Preferred Stock, at BellSouth Wireless’s option, commencing November 1, 2003, or November 1, 2002, should the Company’s common stock exceed a pre-set market price for a given period of time, is convertible into 625,000 shares of common stock of the Company, approximately 6% of the Company’s common stock.  The Preferred Stock carries certain registration rights for the common stock upon such conversion.

Also in November 1999, the Company sold the entire stock of its wholly owned subsidiary, Bronze base Limited (“Bronze base”) to British Telecommunications plc (“BT”).  Bronzebase is an English limited liability company, which owns all of the stock of Versus Technology Limited (“Versus Technology”).

Other

The Company generates substantially all of its net sales from the sale of equipment, systems and software products and recurring network service revenues to its customers.  Products are typically shipped soon after order placement.  Therefore, sales order backlog historically has not been a meaningful indicator for the Company.

The Company’s financial results may fluctuate from quarter to quarter as a result of factors, including the timing of product shipments, new product introductions and equipment, product and system sales that historically have been of a non-recurring nature.

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note A of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Numerex’s Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used. In addition, Financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to revenue recognition, accounts receivable and allowance for doubtful accounts, inventories and the adequacy of reserves for excess and obsolete inventories, accounting for income taxes and valuation of goodwill and other intangible assets. Actual amounts could differ significantly from these estimates.

Revenue Recognition

The Company’s revenue is generated from three sources:

•    the supply of product, under non recurring agreements,

•    the provision of services, under non recurring agreements, and,

•    the provision of data transportation services, under recurring or multi-year contractually based agreements.

Revenue is recognized when persuasive evidence of an agreement exists, the product or service has been delivered, fees and prices are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled.

The Company recognizes revenue from product sales at the time of shipment and passage of title. The Company offers customers the right to return products that do not function properly within a limited time after delivery. The Company continuously monitors and tracks such product returns and records a provision for the estimated amount of such future returns, based on historical experience and any notification received of pending returns. While such returns have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same return rates that it has experienced in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse impact on operating results for the period or periods in which such returns materialize.

The Company recognizes revenue from the provision of services at the time of the completion, delivery or performance of the service. In the case of revenue derived from maintenance services the Company recognizes revenue ratably over the contract term. In certain instances the Company may under an appropriate agreement advance charge for the service to be provided. In these instances the Company recognizes the advance charge as deferred revenue (classified as a liability) and releases the revenue ratably over future periods in accordance with the contract term as the service is completed, delivered or performed.

The Company also recognizes revenue from the provision of ‘multiple element service agreements’, which involve both the supply of product and the provision of services over a multi-year arrangement.

Accounting principles for agreements involving multiple elements require the Company to allocate earned revenue to each element based on the relative fair value of the elements. The arrangement fee for multiple-element arrangements is allocated to each element, such as design, product supply, product integration, installation, maintenance, support and warranty services, based on the relative fair values of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence (“VSOE”). VSOE for each element is based on the price charged when the same element is sold separately or could be purchased from an unrelated supplier. If evidence of fair value of all delivered elements exists but evidence does not exist for one or more undelivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered element is deferred and is recognized ratably over the contract term on an earned basis. In the case of the supply of product the Company maintains title to the product and transfers title at the completion of the contract term.

The Company’s arrangements do not generally include acceptance clauses. However, arrangements involving multiple element service agreements include certain milestones and levels of certification, acceptance occurs upon the Company’s certification of its completion of each of the various elements.

The Company recognizes revenue from the provision of its data transportation services when the Company performs the services or processes transactions in accordance with contractual performance standards. Revenue is earned monthly on the basis of the contracted monthly fee and an excess message fee charge, should it apply, that is volume based.  In certain instances the Company may under an appropriate agreement advance charge for the data transport service to be provided. In these instances the Company recognizes the advance charge (even if nonrefundable) as deferred revenue (classified as a liability) and releases the revenue over future periods in accordance with the contract term as the data transport service is delivered or performed.

Accounts Receivable and Allowance For Doubtful Accounts

The Company’s estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved.

•      first, the Company evaluates specific accounts where information exists that the customer may have an inability to meet its financial obligations (bankruptcy, etc.). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved; and,

•      second, a general reserve is established for all customers based on a range of percentages applied to aging categories.

These percentages are based on historical collection and write-off experience. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to the Company), the Company’s estimates of the recoverability of amounts due the Company could be reduced by a material amount.

The Company recognizes that material differences may result in the amount and timing of expenses for any period if the Company made different judgments or utilized different estimates. The Company’s allowance for doubtful accounts amounted to $534,000, as of December 31, 2001.

Inventories and Reserves For Excess, Slow-Moving and Obsolete Inventory

The Company values inventory at the lower of cost or market, which equates to net realizable value. The Company continually evaluates the composition of its inventory and identifies, with estimates, potential future excess, obsolete and slow-moving inventories. The Company specifically identifies obsolete products for reserve purposes and analyzes historical usage, forecasted production based on demand forecasts, current economic trends, and historical write-offs when evaluating the adequacy of the reserve for excess and slow-moving inventory. If the Company is not able to achieve its expectations of the net realizable value of the inventory at its current value, the Company would adjust its reserves accordingly.

Material differences in estimates of excess, slow-moving and obsolete inventory may result in the amount and timing of cost of sales for any period if the Company made different judgments or utilized different estimates. The Company’s reserve for excess, slow-moving and obsolete inventory amounted to $931,000, as of December 31, 2001.

Valuation of Goodwill and Other Intangible Assets

The Company assesses the impairment of goodwill and identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

•          significant underperformance relative to expected historical or projected future operating results;

•          significant changes in the manner of use of the acquired assets or the strategy for the overall      business; and,

•          significant negative industry or economic trends.

When determined that the carrying value of goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. Net goodwill and other intangible assets amounted to $20,205,000 as of December 31, 2001.

In 2002, SFAS No. 142, Goodwill and Other Intangible Assets became effective and as a result, the Company will cease to amortize $10,983,000 of goodwill. The Company had recorded $733,000 of amortization on these amounts during 2001 and would have recorded approximately $768,000 of amortization during 2002. In lieu of amortization, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. Currently the Company does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

The above listing is not intended to be a comprehensive list of all of Numerex’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. See the Company’s audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles.

Fiscal Year End

The Company on April 28, 2000 determined that it would change its fiscal year end from a fiscal year ending on October 31 to a calendar fiscal year ending on December 31. The transition period under applicable Securities and Exchange Commission regulations is the two-month period November 1, 1999, to December 31, 1999.

SELECTED CONSOLIDATED STATEMENTS OF OPERATION

DIRECT AND PRO-FORMA COMPARISON

	For the year ended December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 1999(1)	Pro-forma for the year ended December 31, 1999(2)
	(in thousands except per share data)
Statement of Income Data:
Net sales:
Digital Multimedia and Networking	11,644	10,730	12,769	12,769
Wireline Data Communications	1,114	2,558	15,926	3,555
Wireless Data Communications	11,500	7,002	4,199	4,199
Total net sales	24,258	20,290	32,894	20,523
Cost of sales	14,546	12,020	16,172	12,803
Depreciation and amortization	267	270	557	168
Inventory write-downs	191	—	—	—
Gross profit	9,254	8,000	16,165	7,552
Research and development expenses	2,755	3,430	3,582	3,122
Selling, general, administrative and other expenses	10,710	10,983	13,442	10,906
Depreciation and amortization	2,701	2,593	2,701	2,308
Business restructuring charges	418	—	—	—
Operating loss	(7,330)	(9,006)	(3,560)	(8,784)
Interest and other income, net	934	1,900	462	413
Gain on disposition of assets and business	—	—	12,680	—
Minority interest	3,139	3,146	2,633	2,633
Earnings (loss) before income taxes	(3,257)	(3,960)	12,215	(5,738)
Income tax benefit (expense)	115	—	(2,429)	—
Net earnings (loss)	$(3,142)	$(3,960)	$9,786	(5,738)
Basic earnings (loss) per share	$(0.32)	$(0.40)	$0.95	(0.55)
Weighted average shares outstanding	10,446	10,512	10,345	10,345

(1) The Selected Consolidated Statements of Operation ‘For the year ended December 31, 1999’ is presented inclusive of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company’s Wireline Data Communications  (Derived Channel) and, (ii) operations relating to certain of the Company’s Wireline Data Communications (Derived Channel), in all periods presented.

(2) The Selected Consolidated Statements of Operation ‘Pro-forma for the year ended December 31, 1999’ is presented exclusive of the impact of (i) the disposition of assets and business, net of income tax, relating to the Company’s Wireline Data Communications (Derived Channel) and, (ii) operations relating to certain of the Company’s Wireline Data Communications (Derived Channel), in all periods presented.

Result of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company’s Consolidated Statements of Operations.

	For the year ended December 31, 2001	For the year ended December 31, 2000	For the two-month period ended December 31, 1999	For the year ended October 31, 1999
Net sales:
Digital Multimedia and Networking	48.0%	52.9%	58.6%	36.9%
Wireless Data Communications	4.6%	12.6%	3.6%	51.7%
Wireless Data Communications	47.4%	34.5% %	37.8%	11.4%
Total net sales	100.0%	100.0%	100.0%	100.0%

Cost of sales	60.0%	59.3%	74.4%	40.6%
Depreciation and amortization	1.1%	1.3%	1.5%	2.1%
Inventory write-downs	0.8%	0.0%	0.0%	0.0%
Gross profit	38.1%	39.4%	24.1%	57.3%

Research and development expenses	11.4%	16.9%	20.6%	10.3%
Selling, general, administrative and other expenses	44.1%	54.1%	97.6%	47.4%
Depreciation and amortization	11.1%	12.8%	18.9%	7.8%
Special charges	1.7%	0.0%	0.0%	0.0%
Operating loss	(30.2)%	(44.4)%	(113.0)%	(8.2)%

Gain on disposition of assets and business	0.0%	0.0%	551.1%	0.0%
Net earnings (loss)	(13.0)%	(19.5)%	430.7)%	(4.8)%

See notes to consolidated financial statements

- Note A - Summary of Significant Accounting Policies

- Note B - Investments and Divestitures

Fiscal Years Ended December 31, 2001 and December  31, 2000.

Net sales increased 19.6% to $24,258,000 for the year ended December 31, 2000, as compared to $20,290,000 for the year ended December 31, 1999.

The 19.6% increase in net sales in fiscal 2001 as compared to fiscal 2000 embodies an increase of 16.4% in product sales revenues predominantly derived from increased sales from Wireless Data Communications and, to a lesser extent, Digital Multimedia offset by a decrease in Wireline Data Communications (Derived Channel) product sales revenues and an increase of 28.0% in service revenues predominantly derived from increased service revenues from Wireless Data Communications offset by a decrease in Networking service revenues.

Digital Multimedia and Networking product and service sales and revenues increased 8.5% to $11,644,000 for the year ended December 31, 2001, as compared to $10,730,000 for the year ended December 31, 2000.

The principal reason for the increase in product and service sales and revenues in fiscal 2001 as compared to fiscal 2000 was a 19.3% increase in Digital Multimedia product and service sales and revenues resulting from the transition to the marketing and sale of the digital hardware and software based product platform, Power Play™. In addition, product and service sales and revenues from Digital Multimedia were also positively impacted by continued growth in network or data solution product sales and related services. Networking product and service sales and revenues decreased 7.7% resulting from a reduction in sales activity from the telecommunications industry.

Wireline Data Communications (Derived Channel) product and service sales and revenues decreased 56.5% to $1,114,000 for the year ended December 31, 2001, as compared to $2,558,000 for the year ended December 31,2000.

The principal reason for the decrease in sales in fiscal 2001 as compared to fiscal 2000 was the ongoing decline in Wireline Data Communications (Derived Channel) sales activity resulting from the divestment of the Company’s Derived Channel technology in November 1999 and the resulting de-emphasis on the sale and marketing of Derived Channel technology. One-time product and service contract sales and revenues generated from Australia in the three-month period ended March 31, 2000, impacted on the fiscal year comparison. Excluding the Australian one-time product and services contract sales and revenues, Wireline Data Communications (Derived Channel) product and service sales and revenues decreased 22.5%.

Wireless Data Communications product and service sales and revenues increased 64.2% to $11,500,000 for the year ended December 31, 2001, as compared to $7,002,000 for the year ended December 31, 2000.

The principal reason for the increase in product and service sales and revenues in fiscal 2001 as compared to fiscal 2000 was the continued growth in product sales, driven by the Company’s Circuit Watch™, Fast Track Wireless Solutions™ and Uplink™ product offerings and service revenues, driven by the Company’s Cellemetry®, Data1Source™, Fast Track Wireless Solutions™ and Uplink™ service offerings, resulting from the marketing and sales effort to establish the Company as a recognized national and international wireless data communications service provider.

Cost of sales increased 21.0% to $14,546,000 for the year ended December 31, 2001, as compared to $12,020,000 for the for the year ended December 31, 2000.

The principal reason for the increase in cost of sales in fiscal 2001 as compared to fiscal 2000 resulted from the combined impact of the Company’s increased level of sales activity and in particular the increased levels of product sales from Digital Multimedia and Wireless Data Communications offset, to an extent, by the decrease in Networking and Wireline Data Communications (Derived Channel) product sales activity, particularly the one-time product and service contract sales and revenues generated from Australia in the three-month period ended March 31, 2000.

Cost of sales depreciation and amortization decreased 1.1% to $267,000 for the year ended December 31, 2001, as compared to $270,000 for the for the year ended December 31, 2000.

Inventory write-downs amounted to $191,000 for the year ended December 31, 2001, and represented a one-time non-cash charge to cover the write-down of excess and obsolete Digital Multimedia analog product inventory.

Gross profit as a percentage of net sales decreased to 38.2% for the year ended December 31, 2001, as compared to 39.4% for the year ended December 31, 2000.

The principal reason for the decrease in gross profit in fiscal 2001 as compared to fiscal 2000 was the combined impact of the one-time product and service contract sales and revenues generated from Australia in the three-month period ended March 31, 2000, and the one-time non-cash charge to cover the write-down of excess and obsolete Digital Multimedia analog product inventory offset, to a lesser extent, by the gross profit earned on the increased levels of product sales from Digital Multimedia and Wireless Data Communications. Excluding the impact of the one-time product and service contract sales and revenues generated from Australia in the three-month period ended March 31, 2000, and the one-time inventory write-down gross margin increased to 38.9% in fiscal 2001 as compared to 35.9% in fiscal 2000.

Research and development expenses decreased 19.7% to $2,755,000 for the year ended December 31, 2001, as compared to $3,430,000 for the year ended December 31, 2000.

The principal reason for the decrease in research and development expenses in fiscal 2001 as compared to fiscal 2000 resulted primarily from decreased Digital Multimedia and Wireless Data Communications expenditures following the completion of a number of projects.

Selling, general, administrative and other expenses decreased 2.5% to $10,710,000 for the year ended December 31, 2001, as compared to $10,983,000 for the year ended December 31, 2000.

The principal reason for the decrease in selling, general, administrative and other expenses in fiscal 2001 as compared to the fiscal 2000 resulted from an overall decrease in administration, management and organizational expenses and sales and marketing activity and expenditures.

Operating expense depreciation and amortization increased 4.2% to $2,701,000 for the year ended December 31, 2001, as compared to $2,593,000 for the year ended December 31, 2000.

The increase in operating expense depreciation and amortization in fiscal 2001 as compared to fiscal 2000 resulted primarily from increased fixed asset additions.

Business restructuring charges amounted to $418,000 for the year to December 31, 2001, and represented charges incurred to cover employee separation costs.

Interest and other income decreased 50.8% to $934,000 for the year ended December 31, 2001, as compared to $1,900,000 for the year ended December 31, 2000.

The decrease in interest and other income in fiscal 2001 as compared to fiscal 2000 is primarily related to decreased interest income earned on cash balances and the impact in fiscal 2000 of the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company’s Derived Channel technology.

Minority interest decreased 0.2% to $3,139,000 for the year ended December 31, 2001, as compared to $3,146,000 for the year ended December 31, 2000. The gain represents that portion of the losses of the Company’s Wireless Data Communications business that is not accounted for by the Company.

The Company, due to its loss position from operations, did not record a tax provision for the years ended December 31, 2001, and 2000, respectively. However, the Company has recorded the recovery of income tax amounting to $115,000 following the completion and submittal of the Company’s federal income tax returns in connection with an assessed over payment of federal income tax installments in connection with the sale of the Company’s Derived Channel technology.

The Company recorded a net loss of $3,142,000 for the year ended December 31, 2001, as compared to a net loss of $3,960,000 for the year ended December 31, 2000.

The principal reason for the decrease in the net loss for fiscal 2001 as compared to 2000 was the increase in product and service sales and revenues and associated underlying gross profit and the decrease in operating expenses.

The weighted average and diluted shares outstanding decreased to 10,446,177 for the year ended December 31, 2001, as compared to weighted average and diluted shares outstanding of 10,512,391 for the year ended December 31, 2000.

Fiscal Years Ended December 31, 2000 and October 31, 1999.

Net sales decreased 39.9% to $20,290,000 for the year ended December 31, 2000, as compared to $33,736,000 for the year ended October 31, 1999.

Digital Multimedia and Networking product and service sales and revenues decreased 13.8% to $10,730,000 for the year ended December 31, 2000, as compared to $12,444,000 for the year ended October 31, 1999.

The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was a 30.9% decrease in Digital Multimedia product sales resulting from the transition from the marketing and sale of analog based product to the marketing and sale of the new digital hardware and software based product platform, Power Play™.

The decrease in sales was partially offset by a 37.1% increase in Networking product and service sales resulting from growth in its core business activities.

Wireline Data Communications (Derived Channel) product and service sales and revenues decreased 85.3% to $2,558,000 for the year ended December 31, 2000, as compared to $17,446,000 for the year ended October 31, 1999.

The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was the loss, for the entire period, of Wireline Data Communications (Derived Channel) product and service sales and revenues resulting from the divestment of the Company’s Derived Channel technology and the de-emphasizing of the sale and marketing of Derived Channel technology.

Wireless Data Communications product and service sales and revenues increased 82.1% to $7,002,000 for the year ended December 31, 2000, as compared to $3,846,000 for the year ended October 31, 1999.

The principal reason for the increase in product and service sales and revenues in fiscal 2000 as compared to fiscal 1999 was the continued growth in product sales, driven by the Company’s Uplink™ product offerings, and service revenues, driven by the Company’s Cellemetry® service offerings, resulting from the marketing and sales effort to establish the Company as a recognized national and international wireless data communications service provider.

Cost of sales decreased 12.2% to $12,020,000 for the year ended December 31, 2000, as compared to $13,689,000 for the for the year ended October 31, 1999.

The decrease in cost of sales in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) cost of sales expenses resulting from the divestment of the Company’s Derived Channel technology.

Cost of sales depreciation and amortization decreased 62.2% to $270,000 for the year ended December 31, 2000, as compared to $714,000 for the for the year ended October 31, 1999.

The decrease in cost of sales depreciation and amortization in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) cost of sales depreciation and amortization expenses resulting from the divestment of the Company’s Derived Channel technology.

Gross profit as a percentage of net sales decreased to 39.4% for the year ended December 31, 2000, as compared to 57.3% for the year ended October 31, 1999. The decrease in gross profit in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) gross profit resulting from the divestment of the Company’s Derived Channel technology.

Research and development expenses decreased 1.1% to $3,430,000 for the year ended December 31, 2000, as compared to $3,468,000 for the year ended October 31, 1999.

The decrease in research and development expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) research and development expenses resulting from the divestment of the Company’s Derived Channel technology offset by increased Wireless Communications research and development expenditures.

Selling, general, administrative and other expenses decreased 31.4% to $10,983,000 for the year ended December 31, 2000, as compared to $16,002,000 for the year ended October 31, 1999.

The decrease in selling, general, administrative and other expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) expenses resulting from the divestment of the Company’s Derived Channel technology.

Operating expense depreciation and amortization decreased 1.0% to $2,593,000 for the year ended December 31, 2000, as compared to $2,620,000 for the for the year ended October 31, 1999.

The decrease in operating expense depreciation and amortization in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) operating expense depreciation and amortization resulting from the divestment of the Company’s Derived Channel technology.

Interest and other income increased 370.3% to $1,900,000 for the year ended December 31, 2000, as compared to $404,000 for the year ended October 31, 1999.

The increase in interest and other income was primarily related to interest income earned on cash balances and the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company’s Derived

Channel  technology.

Minority interest increased 30.1% to $3,146,000 for the year ended December 31, 2000, as compared to $2,418,000 for the year ended October 31, 1999. The gain represents that portion of the losses of the Company’s Wireless Data Communications business that is not accounted for by the Company.

The Company, due to the loss position from operations, did not record a tax provision for the year ended December 31, 2000 as compared to a tax provision of $1,682,000 for the year ended October 31, 1999. The tax provision in fiscal 1999 resulted from earnings from the Company’s Wireline Data Communications (Derived Channel) United Kingdom operations, which was fully taxable.

The Company recorded a net loss of $3,960,000 for the year ended December 31, 2000, as compared to a net loss of $1,617,000 for the year ended October 31, 1999.

The weighted average and diluted shares outstanding increased to 10,512,000 for the year ended December 31, 2000, as compared to weighted average and diluted shares outstanding of 10,378,000 for the year ended October 31, 1999.

Fiscal Years Ended December 31, 2000 and December 31, 1999

 In November 1999 the Company divested its Derived Channel technology to BT. The transaction comprised the sale of the Company’s Derived Channel technology and wholly owned subsidiary, Bronze base, an English limited liability company, which owned all of the stock of Versus Technology. As part of the transaction the Company retained the right to market, under license, derived channel in North, Central and South America, South Korea and Australia.

The management discussion and analysis of financial condition and results of operations which follows covers the Company’s year ended December 31, 2000, comparing the same against (i) the year ended December 31, 1999, and (ii) on a pro forma basis the year ended December 31, 1999, adjusted for income and expenditures directly related to the Company’s divested Derived Channel technology.

Direct Comparison - Inclusive of the results of the divested Derived Channel technology.

Net sales decreased 38.3% to $20,290,000 for the year ended December 31, 2000, as compared to $32,894,000 for the year ended December 31, 1999.

Digital Multimedia and Networking product and service sales and revenues decreased 16.0% to $10,730,000 for the year ended December 31, 2000, as compared to $12,769,000 for the year ended December 31, 1999.

The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was a 33.2% decrease in Digital Multimedia product sales resulting from the transition from the marketing and sale of analog based product to the marketing and sale of the new digital hardware and software based product platform, Power Play™.  The decrease in sales was partially offset by a 37.1% increase in Networking product and service sales resulting from growth in its core business activities.

Wireline Data Communications (Derived Channel) product and service sales and revenues decreased 84.0% to $2,558,000 for the year ended December 31, 2000, as compared to $15,926,000 for the year ended December 31, 1999.

The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was the loss, for the entire period, of Wireline Data Communications (Derived Channel) product and service sales and revenues resulting from the divestment of the Company’s Derived Channel technology and the de-emphasis on the sale and marketing of the Company’s Derived Channel technology.

Wireless Data Communications  product and service sales and revenues increased 66.8% to $7,002,000 for the year ended December 31, 2000, as compared to $4,199,000 for the year ended December 31, 1999.

The principal reason for the increase in product and service sales and revenues in fiscal 2000 as compared to fiscal 1999 was the continued growth in product sales, comprising a 34.5% increase in product revenues year over year, driven by the Company’s Uplink™ product offerings and service revenues, comprising a 140.1% increase in service revenues year over year, driven by the Company’s Cellemetry® service offerings, resulting from the marketing and sales effort to establish the Company as a recognized national and international wireless data communications service provider.

Cost of sales decreased 25.7% to $12,020,000 for the year ended December 31, 2000, as compared to $16,172,000 for the for the year ended December 31, 1999.

The decrease in cost of sales in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) cost of sales expenses resulting from the divestment of the Company’s Derived Channel technology.

Cost of sales depreciation and amortization decreased 51.5% to $270,000 for the year ended December 31, 2000, as compared to $557,000 for the for the year ended December 31, 1999.

The decrease in cost of sales depreciation and amortization in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) cost of sales depreciation and amortization expenses resulting from the divestment of the Company’s Derived Channel technology.

Gross profit as a percentage of net sales decreased to 39.4% for the year ended December 31, 2000, as compared to 49.1% for the year ended December 31, 1999. The decrease in gross profit in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) gross profit resulting from the divestment of the Company’s Derived Channel technology.

Research and development expenses decreased 4.2% to $3,430,000 for the year ended December 31, 2000, as compared to $3,582,000 for the year ended December 31, 1999.

The decrease in research and development expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) research and development expenses resulting from the divestment of the Company’s Derived Channel technology offset by increased Wireless Data Communications research and development expenditures.

Selling, general, administrative and other expenses decreased 18.3% to $10,983,000 for the year ended December 31, 2000, as compared to $13,442,000 for the year ended December 31, 1999.

The decrease in selling, general, administrative and other expenses in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) expenses resulting from the divestment of the Company’s Derived Channel technology.

Operating expense depreciation and amortization decreased 4.0% to $2,593,000 for the year ended December 31, 2000, as compared to $2,701,000 for the for the year ended December 31, 1999.

The decrease in operating expense depreciation and amortization in fiscal 2000 as compared to fiscal 1999 resulted primarily from the loss, for the entire period, of Wireline Data Communications (Derived Channel) cost of sales depreciation and amortization expenses resulting from the divestment of the Company’s Derived Channel technology.

Interest and other income increased 311.3% to $1,900,000 for the year ended December 31, 2000, as compared to $462,000 for the year ended December 31, 1999.

The increase in interest and other income in fiscal 2000 as compared to fiscal 1999 was primarily related to interest income earned on cash balances and the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company’s Derived Channel technology.

Gain on the disposition of assets and business decreased to zero for the year ended December 31, 2000, as compared to $12,680,000 for the year ended December 31, 1999.

 In November 1999 the Company divested its Derived Channel technology to BT. The transaction comprised the sale of the Company’s Derived Channel technology and wholly owned subsidiary, Bronze base, an English limited liability company, which owned all of the stock of Versus Technology.

Minority interest increased 19.5% to $3,146,000 for the year ended December 31, 2000, as compared to $2,633,000 for the year ended December 31, 1999. The gain represents that portion of the losses of the Company’s Wireless Data Communications business that are not accounted for by the Company.

The Company, due to the loss position from operations, did not record a tax provision for the year ended December 31, 2000, as compared to a tax provision of $2,429,000 for the year ended December 31, 1999. The tax provision in fiscal 1999 resulted from earnings from the Company’s Wireline Data Communications (Derived Channel) United Kingdom operations, which was fully taxable, $1,568,000; and taxes on the disposition of assets and business relating to the Company’s Derived Channel technology, $861,000.

The Company recorded a net loss of $3,960,000 for the year ended December 31, 2000, as compared to net earnings of $9,786,000 for the year ended December 31, 1999.

The weighted average and diluted shares outstanding increased to 10,512,000 for the year ended December 31, 2000, as compared to weighted average and diluted shares outstanding of 10,345,000 for the year ended December 31, 1999.

Pro-Forma Comparison - Exclusive of the results of the divested Derived Channel technology.

On a pro forma comparative basis, excluding sales of the divested Derived Channel technology, net sales decreased 1.1% to $20,290,000 for the year ended December 31, 2000, as compared to $20,523,000 for the year ended December 31, 1999.

The 1.1% decrease in net sales in fiscal 2000 as compared to fiscal 1999 embodies a decrease of 16.1% in product revenues and an increase of 91.5% in service revenues, respectively.

On a pro forma comparative basis, excluding sales of the divested Derived Channel technology, Wireline Data Communications (Derived Channel) product and service sales and revenues decreased 28.1% to $2,558,000 for the year ended December 31, 2000, as compared to $3,555,000 for the year ended December 31, 1999.

The principal reason for the decrease in sales in fiscal 2000 as compared to fiscal 1999 was the de-emphasis on the sale and marketing of Derived Channel technology in the U.S. following the sale of the Company’s Derived Channel technology.

 The decrease in Wireline Data Communications (Derived Channel) revenues in fiscal 2000 as compared to fiscal 1999 was positively impacted by one-time product and service contract revenues earned in Australia that was reflected in the Company’ financial statements for the three-month period ended March 31, 2000. Excluding the Australian product and services contract revenues, Wireline Data Communications (Derived Channel) product and service revenues decreased 64.5%.

On a pro forma comparative basis, excluding cost of sales of the divested Derived Channel technology, cost of sales   decreased 6.1% to $12,020,000 for the year ended December 31, 2000, as compared to $12,803,000 for the year ended December 31, 1999.

The principal reason for the decrease in cost of sales in fiscal 2000 as compared to fiscal 1999 was the decrease in Digital Multimedia product sales with a consequent decrease in cost of sales expenditures which resulted from the transition from the marketing and sale of analog based product to the marketing and sale of the new digital hardware and software based product platform, Power Play™. In addition, the decrease in cost of sales was positively impacted by the decrease in Wireline Data Communications (Derived Channel) product and service revenues and consequent decrease in cost of sales expenditures.

The decrease in cost of sales expenditures was offset by a combination of increased cost of sales expenditures, due to increased product and service sales and revenues and support costs, from Networking and Wireless Data Communications.

On a pro forma comparative basis, excluding gross profit of the divested Derived Channel technology, gross profit as a percentage of net sales increased to 39.4% for the year ended December 31, 2000, as compared to 36.8% for the year ended December 31, 1999.

The increase in gross profit in fiscal 2000 as compared to fiscal 1999 resulted from the combined impact of the increase in higher gross profit earning Company product and service sales and revenues particularly the Company’s Wireless Data Communications business resulting from the growth in product sales and recurring service revenues, and the decrease in Company cost of sales expenditures.

On a pro forma comparative basis, excluding research and development expenses of the divested Derived Channel technology, research and development expenses increased 9.9% to $3,430,000 for the year ended December 31, 2000, as compared to $3,122,000 for the year ended December 31, 1999.

The principal reason for the increase in research and development expenses in fiscal 2000 as compared to fiscal 1999 was the increase in research and development expenses in the Company’s Wireless Data Communications business.

On a pro forma comparative basis, excluding selling, general, administrative and other expenses of the divested Derived Channel technology, selling, general, administrative and other expenses increased 0.7% to $10,983,000 for the year ended December 31, 2000, as compared to $10,906,000 for the year ended December 31, 1999.

The principal reason for the increase in selling, general, administrative and other expenses in fiscal 2000 as compared to fiscal 1999 was an increase in management and organizational expenses and selective sales and marketing activity.

On a pro forma comparative basis, excluding interest and other income of the divested Derived Channel technology, interest and other income increased 360.0% to $1,900,000 for the year ended December 31, 2000, as compared to $413,000 for the year ended December 31, 1999.

The increase in interest and other income in fiscal 2000 as compared to fiscal 1999 was primarily related to interest income earned on cash balances and the release of funds held in escrow and an over provision for federal and state taxes in connection with the divestment of the Company’s Derived Channel technology.

On a pro forma comparative basis, excluding the results of operations of the divested Derived Channel technology, the Company’s loss before income taxes and net loss decreased 31.0% to $3,960,000 for the year ended December 31, 2000, as compared to $5,738,000 for the year ended December 31, 1999.

The Company, excluding the results of operations of the divested Derived Channel technology, due to the loss position from operations, did not record a tax provision for the year ended December 31, 2000, or for the year ended December 31, 1999.

The decrease in the net loss for fiscal 2000 as compared to fiscal 1999 was primarily the result of the composition of increased product and service sales and revenues, the continuing growth of the Company’s recurring service revenues and decreased cost of sales expenditures leading to increased gross profit.

Selected Quarterly Financial Data

The following tables detail certain unaudited financial data of the Company for each quarter of the last two fiscal years ended December 31, 2001, and 2000, respectively.

The information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information.  In the opinion of management, all (including only normal, recurring adjustments) considered necessary for fair presentation have been included.  Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

Selected Quarterly Financial Data (Unaudited)

	Three Months Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(in thousands, except per share data)
Net sales:

Digital Multimedia and Networking	$3,016	$3,209	$2,859	$2,560
Wireline Data Communications	248	165	168	533
Wireless Data Communications	2,038	2,716	3,218	3,528
Total net sales	5,302	6,090	6,245	6,621

Cost of sales	3,181	3,863	3,928	3,574
Depreciation and amortization	73	72	64	58
Inventory write-downs	—	191	—	—
Gross profit	2,048	1,964	2,253	2,989

Research and development expenses	844	689	584	638
Selling, general, administrative and other expenses	2,704	2,899	2,549	2,558
Depreciation and amortization	670	673	689	669
Business restructuring charges	101	317	—	—
Operating loss	(2,271)	(2,614)	(1,569)	(876)

Net loss	(1,025)	(1,337)	(621)	(159)
Basic earnings (loss) per share	(0.10)	(0.14)	(0.06)	(0.02)
Weighted average shares outstanding	10,391	10,396	10,481	10,515

	Three Months Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
	(in thousands, except per share data)
Net sales:
Digital Multimedia and Networking	$2,161	$2,679	$2,893	$2,997
Wireline Data Communications	1,671	338	349	200
Wireless Data Communications	1,307	1,916	1,834	1,945
Total net sales	5,139	4,933	5,076	5,142

Cost of sales	2,373	2,763	3,216	3,668
Depreciation and amortization	53	68	72	77
Inventory write-downs	—	—	—	—
Gross profit	2,713	2,102	1,788	1,397

Research and development expenses	786	940	843	861
Selling, general administrative and other expenses	2,554	3,089	2,942	2,398
Depreciation and amortization	645	639	644	665
Business restructuring charges	—	—	—	—
Operating loss	(1,272)	(2,566)	(2,641)	(2,527)

Net loss	(382)	(1,432)	(1,132)	(1,014)

Basic earnings (loss) per share	(0.04)	(0.14)	(0.11)	(0.11)
Weighted average shares outstanding	10,434	10,781	10,446	10,390

Liquidity and Capital Resources

The Company has been able to fund its operations and working capital requirements from cash flow generated by operations, the proceeds from a public offering completed in April 1995 and the proceeds from the sale of its Derived Channel technology in November 1999.

Net cash used in operating activities decreased 58.6% to $2,997,000 for the year ended December 31, 2001, as compared to $7,242,000 for the year ended December 31, 2000. The decrease in cash used in fiscal 2001 as compared to fiscal 2000 was primarily due to the Company’s decreased loss position and to the recoupment of its investment in working capital.

Net cash used in investing activities increased 36.0% to $2,214,000 for the year ended December 31, 2001, as compared to $1,628,000 for the year ended December 31, 2000. The increase in cash used in fiscal 2001 as compared to fiscal 2000 was due to the impact of reduced investment in tangible and intangible assets off-set by the cash outlay in acquiring the minority shareholdings in Broadband Networks, Inc. and Uplink Security, Inc..

Net cash provided by financing activities increased 103.6% to $74,000 for the year ended December 31, 2001, as compared to net cash used in financing activities of $2,046,000 for the year ended December 31, 2000.

The decrease in cash used in fiscal 2001 as compared to fiscal 2000 was primarily accounted for by the receipt of $362,000 of proceeds from the exercise of stock options which resulted in the issue of an additional 104,601 shares of the Company’s Class A Common Stock and principal payments on capital leases of $48,000 in fiscal 2001 against the receipt of $2,232,000 of proceeds from the exercise of stock options which resulted in the issue of an additional 548,012 shares of the Company’s Class A Common Stock, principal payments on capital leases of $38,000 and the payment of $4,000,000 for the repurchase of 500,000 shares of the Company’s Class A Common Stock in fiscal 2000 .

The Company had working capital balances of $11,332,000, $16,876,000 and $24,812,000, respectively, as of December 31, 2001, December 31, 2000, and December 31, 1999. In addition, the Company had cash balances of $5,401,000, $10,567,000 and $21,490,000, respectively, as of December 31, 2001, December 31, 2000, and December 31, 1999.

The Company’s business has not been capital intensive and, accordingly, capital expenditures have not been material.  To date, the Company has funded all capital expenditures from working capital, proceeds from the public offering and the proceeds from the sale of its Derived Channel technology in November 1999.

The Company is obligated under the First Amendment to the Operating Agreement of Cellemetry to fund the operations of Cellemetry to an amount of $5,500,000 by way of interest bearing debt financing to be available to fund the operations of Cellemetry and its wholly owned subsidiary Uplink. At December 31, 2001, the Company had provided the full amount of the facility to Cellemetry and the Company may, but is not obligated, to continue to fund Cellemetry with additional interest bearing debt financing. All borrowings carry the Prime Rate of interest. At December 31, 2000, the Company had provided total interest bearing debt-financing amounting to $15,023,000.

Expansion of the Company’s Digital Multimedia business in fiscal 2002, including the establishment and increased market penetration of Power Play™, may require greater capital investments than in the past.

The Company believes that its cash and cash equivalents, including funds available from the divestment of its Derived Channel technology, will be sufficient to finance its operating and capital requirements in fiscal 2002.

Cash requirements for future expansion of the Company’s operations will be evaluated on an as-needed basis and may involve external financing.  The Company does not expect that such expansion, should it occur, will have a materially negative impact on the Company’s ability to fund its existing operations.

Effect of Inflation

Inflation has not been a material factor affecting the Company’s business.  In recent years the cost of electronic components has remained relatively stable, due to competitive pressures within the industry, which has enabled the Company to contain its manufacturing and operations costs.  The Company’s general operating expenses, such as salaries, employee benefits, and facilities costs are subject to normal inflationary pressures.

Foreign Currency

The Company’s functional and reporting currency is the U.S. Dollar. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company’s results of operations or liquidity.